04031317

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

JUN 14 2004

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

SAMMY KABUSHIKI KAISHA & KABUSHIKI KAISHA SEGA
(Names of Subject Companies)

PROCESSED
JUN 15 2004
THOMSON
FINANCIAL

SAMMY CORPORATION & SEGA CORPORATION
(Translation of Subject Companies' Names into English (if applicable))

JAPAN
(Jurisdiction of Subject Companies' Incorporation or Organization)

SAMMY CORPORATION
(Names of Persons Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Investor Relations Department, President Office
Sammy Corporation
23-2, Higashi-Ikebukuro 2-chome, Toshima-ku,
Tokyo 170-8436 Japan
Telephone 81-3-5950-3785

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of the Notice of the 29th Ordinary General Meeting of Shareholders which was distributed to shareholders of Sammy Corporation on or after June 10, 2004. Attached as Attachment II is an English translation of the Business Report which was distributed together with the Notice of the 29th Ordinary General Meeting of Shareholders above to shareholders of Sammy Corporation on or after June 10, 2004 and which is expected to be posted on Sammy Corporation's website at http://ir.sammy.co.jp/top_e.jsp on or after June 25, 2004 (Tokyo). Both the Notice of the 29th Ordinary General Meeting of Shareholders and the Business Report above are expected to be posted on the website of UFJ Trust Bank Limited, Sammy Corporation's transfer agent, at http://agendabrief.ufjtrustbank.co.jp/ on or after June 15, 2004 (Tokyo).

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X jointly appointing an agent for service of process in connection with the subject transaction was filed by Sammy Corporation and SEGA CORPORATION concurrently with Form CB filed jointly with the Commission on May 19, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SAMMY CORPORATION

____
(Signature)

Keishi Nakayama
Senior Managing Director

____
(Name and Title)

June 14, 2004

____
(Date)

Attachment I

The information herein relates to a business combination (the "Transaction") to be effected under Japanese law whereby SAMMY CORPORATION and SEGA CORPORATION (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

TRANSLATINON: THIS ENGLISH TRANSLATION IS BEING PROVIDED TO UNITED STATES SHAREHOLDERS FOR THE SOLE PURPOSE OF COMPLYING WITH CERTAIN REQUIREMENTS UNDER UNITED STATES SECURITIES LAWS AND DOES NOT CONSTITUTE A NOTICE OF SHAREHOLDERS MEETING UNDER THE COMMERCIAL CODE OF JAPAN. IT IS NOT INTENDED IN ANY WAY TO SUBSTITUTE OR REPLACE THE ORIGINAL JAPANESE VERSION UNDER JAPANESE LAW AND IF THERE IS ANY DISCREPANCY BETWEEN THE ORIGINAL JAPANESE VERSION AND THIS TRANSLATION, THE ORIGINAL JAPANESE VERSION SHALL GOVERN.

June 10, 2004

To the shareholders of SAMMY CORPORATION

2-23-2 Higashi Ikebukuro Toshima-ku, Tokyo, Japan

SAMMY CORPORATION

Hajime Satomi
President and representative director

Notice of the 29th Ordinary General Meeting of Shareholders to be held June 25, 2004

You are cordially invited to attend the 29th Ordinary General Meeting of Shareholders of SAMMY CORPORATION to be held at the Chinzanso, 10-8, Sekiguchi 2-choume, Bunkyou-ku, Tokyo, Japan on Friday, June 25, 2004 at 10:00 o'clock A.M., for the following purposes:

If you are unable to attend the Meeting, please read through the attached reference material. Then please complete the enclosed voting right exercise form by indicating on the form whether you are in favor of or opposed to the proposals, seal or signature the form and return it us.

Meeting Details

1. Date and time: 10:00 a.m. on June 25, 2004 (Friday)
2. Place: Orion Banquet Hall, Plaza 5th floor, Chinzanso, 10-8, Sekiguchi 2-chome, Bunkyouku, Tokyo, Japan
3. Purpose of the Meeting

Matters to be reported:

Report on the business report, balance sheet and profit and loss statement of the 29th business term (from April 1, 2003 to March 31, 2004)

Matters to be resolved: Corporation's Proposals (Proposals 1 to 7)

1st proposal:	To approve of the proposed appropriation of retained earnings for the 29th business term
2nd proposal:	To establish of a 100% parent company through a share-for-share exchange (Please note that the summary of the proposal above is set out in the attached document entitled "Reference Material" from pages 3 through 38.)
3rd proposal:	To amend certain parts of the Articles of Incorporation (Please note that the summary of the proposal above is set out in the attached document entitled "Reference Material" from pages 38 through 40.)
4th proposal:	To elect eight (8) Directors
5th proposal:	To elect three (3) statutory auditors
6th proposal:	To elect one (1) substitute Auditor
7th proposal:	To grant retirement allowances to a retiring director and retiring Statutory Auditors

If you decide to attend the meeting, please submit the enclosed voting right exercise form at the reception desk at the meeting location on the day of the meeting.

Reference Material for the Exercise of Voting Rights

1. Total number of shareholders' voting rights 804,600

2. Reference material regarding the proposals

1st proposal: To approve of the proposed appropriation of retained earnings of the 29th business term

The details of the proposed appropriation of retained earnings are set out in the attached Report (Reference Material for Notice of Convocation of the 29th Ordinary General Meeting of Shareholders) on page 27. With respect to dividends, the Company proposes distributing an ordinary dividend of 40 yen in recognition of the support of its shareholders. A further 10 yen will be added to this amount to commemorate the remarkable success of our brand pachislot machine, "Hokutonoken," making a total dividend of 50 yen per share. Together with the interim dividend, the total dividend for this business term will be 90 yen per share.

The business report, balance sheet and profit and loss statement of the 29th business term are shown from pages 4 to 26 of the attached Report (Reference Material for Notice of Convocation of the 29th Ordinary General Meeting of Shareholders).

2nd proposal: To establish of a 100% parent company through a share-for-share exchange

1. Reason for the share-for-share exchange is needed

SAMMY CORPORATION and SEGA CORPORATION (hereinafter referred to as "the Corporations") have agreed to integrate their operations to maximize corporate value by combining their management resources and deriving maximum synergies, to establish an even stronger position as a globally integrated entertainment corporation. The merger of the management of the Corporations is expected to achieve positive results since the operations of the Corporations have minimal overlap and there is little competition with each other's businesses. The combination aims to harmonize the Corporations' technical development capabilities, with SAMMY's high growth potential and profitability and SEGA's globally renowned name, while concurrently pursuing synergies and business efficiencies and accelerating the Corporations' development in Japan, bolstering their combined presence as an integrated entertainment company.

To achieve these objectives, the SAMMY CORPORATION seeks shareholder approval of a proposal to establish a 100% parent company, SEGA SAMMY HOLDINGS INC., in cooperation with SEGA CORPORATION through the share-for-share exchange specified by Article 364 of the Commercial Code of Japan and to make the Corporations wholly-owned subsidiaries of the new corporation:

2. Details of the share-for-share exchange:
   (1) Articles of Incorporation of the 100% parent company to be established
   The details of the Articles of Incorporation of SEGA SAMMY HOLDINGS INC. will be set out below in the attached document entitled "Articles of Incorporation of SEGA SAMMY HOLDINGS INC." (from pages 24 through 38).

   (2) Types and number of shares to be issued by the parent company established through the share-for-share exchange:
   The shares to be issued upon the establishment of SEGA SAMMY HOLDINGS INC. will be common stocks and the total number of shares of the new corporation will be the sum of the total number of common stocks issued by SAMMY CORPORATION as of the day preceding the share-for-share exchange and the number obtained by multiplying the total number of common stocks issued by SEGA CORPORATION as of the day preceding the share-for-share exchange by 0.28; provided, however, that numbers less than one-hundredth (1/100) of one share shall be disregarded.

   (3) Allocation of the shares of the new corporation to the shareholders of the Corporations:
   With the share-for-share exchange, the shares of SEGA SAMMY HOLDINGS INC. will be allocated to each shareholder (including beneficial shareholders; the same shall apply hereinafter) registered or recorded in the final shareholders' registers of the Corporations, as of the day preceding the share-for-share exchange at the respective ratios shown below:

   (a) Shareholders of SAMMY CORPORATION
   One common stock of SEGA SAMMY HOLDINGS INC. will be allocated in exchange for one common stock of SAMMY CORPORATION.
   (b) Shareholders of SEGA CORPORATION
   0.28 common stock of SEGA SAMMY HOLDINGS INC. will be allocated in exchange for one common stock of SEGA CORPORATION.

   (4) Amount of capital and capital reserve of the 100% parent company to be established:

   (a) Amount of capital: 10 billion yen
   (b) Capital reserve: the amount calculated by deducting the amount of capital from the net assets of the Corporations as of the day of the share-for-share exchange

   (5) Cash consideration for the share-for-share exchange (amount of money to be paid to the shareholders)
   No cash consideration will be paid to shareholders with the share-for-share exchange.

(6) Date of share-for-share exchange (timing of share-for-share exchange):

The share-for-share exchange is scheduled to take place on October 1, 2004; provided, however, that depending on the progress in the share-for-share exchange procedures, the date may be changed with the mutual agreement of the Corporations, if required.

(7) Limitation on the appropriation of earnings:

SAMMY CORPORATION will pay 50 yen per share as dividends to its shareholder list or registered pledgees or recorded in the final shareholders' register as of March 31, 2004, up to a limit of 4.1 billion yen. The Corporation will pay 40 yen per share as interim dividends to its shareholder list or registered pledgees or recorded in the final shareholders' register as of September 30, 2004, up to a limit of 3.8 billion yen. SEGA CORPORATION will not pay either dividends and interim dividends.

(8) Directors of the 100% parent company to be established:

SEGA SAMMY HOLDINGS INC. shall have the following seven (7) directors.

Name (Date of Birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Corporations
Hajime Satomi (January 16, 1942)	March 1980	President and Representative Director of SAMMY Industry Co., Ltd. (currently SAMMY CORPORATION)(current position)	SAMMY CORPORATION 24,165,585 shares SEGA CORPORATION 275,300 shares
	May 2002	Chairman and CEO of Sammy Holding Co., Inc (current position)	
	June 2003	Chairman of SI ELECTRONICS, Ltd. (current position)	
	November 2003	Chairman of Sammy NetWorks Co., Ltd. (current position)	
	February 2004	Chairman and Representative Director of SEGA CORPORATION (current position)	
Hisao Oguchi (March 5, 1960)	April 1984	Joined SEGA Enterprises Ltd. (present SEGA CORPORATION).	SAMMY CORPORATION None SEGA CORPORATION 10,000 shares
	May 1999	Head of the Third Software R&D Division of the same company	
	April 2000	President and Representative Director of Hitmaker Co., Ltd.	
	June 2000	Officer of SEGA Enterprises Ltd. (present SEGA CORPORATION)	
	June 2002	Managing Officer of the same company	
	September 2002	Managing Officer and Head of the Programming Division of the same company	
	May 2003	CEO Chairman of SEGA OF AMERICA, INC. (current position)	
	May 2003	CEO President of SEGA HOLDINGS, U.S.A., Inc President(current position)	
	May 2003	CEO Chairman of SEGA ENTERPRISES, INC.(U.S.A.) (current position)	
	June 2003	Director of VISUAL CONCEPTS ENTERTAINMENT, INC. (current position)	
	June 2003	President and Representative Director of SEGA CORPORATION (current position)	
	July 2003	CEO Chairman of SEGA EUROPE LTD. (current position)	

Name (Date of Birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Corporations
Keishi Nakayama (July 23, 1942)	September 1989	Joined Sammy Industry Co., Ltd. (present SAMMY CORPORATION) and Division Manager of the General Affairs Division	SAMMY CORPORATION 284,550 shares SEGA CORPORATION None
	April 1997	Director and General Manager of the President's Office of the same company	
	January 2000	Managing Director and General Manager of the President's Office of the same company	
	June 2000	Managing Director and General Manager of the President's Office and Manager Group Companies of the same company	
	June 2001	Managing Director and Manager President's Office of the same company	
	March 2003	Director of Sammy NetWorks Co., Ltd. (current position)	
	April 2003	Managing Director and Manager Planning Division and General Manager of the President's Office of SAMMY CORPORATION	
	June 2003	Director of Sammy Design Co., Ltd.	
	August 2003	Managing Director and Managing Planning Division and President's Office of SAMMY CORPORATION	
	October 2003	Director of Sammy Golf Entertainment (current position)	
	March 2004	Senior Managing Director and Manager President's Office of SAMMY CORPORATION (current position)	
Kiyofumi Sakino (April 21, 1948)	June 1999	Joined SAMMY CORPORATION Director and Division Manager of the Administration Division	SAMMY CORPORATION 33,000 shares SEGA CORPORATION None
	June 2000	Managing Director and Division Manager of the Administrative Division and Managing AM Business Division of the same company	
	June 2001	Managing Director and Managing Administrative Division and Audit Office of the same company	
	April 2003	Managing Director and Division Manager of the Administrative Division and Managing Audit Office of the same company	
	April 2004	Managing Director and Managing Administrative Division and Audit Office of the same company (current position)	
Hideki Okamura (February 1, 1955)	January 1987	Joined SEGA Enterprises Ltd. (present SEGA CORPORATION)	SAMMY CORPORATION None SEGA CORPORATION 700 shares
	June 1997	Director and Deputy Manager of the Consumer Business Department and Manager of Saturn division	
	June 1998	Officer and Manager of the Saturn Division of the same company	
	June 2000	Director responsible for the Dreamcast Division of the same company	
	June 2002	Vice President and Representative Director of Digital Cube	
	June 2003	Executive Officer and Manager of the Consumer Department of SEGA CORPORATION (current position)	
	October 2003	Director of SEGA OF AMERICA,INC. (current position)	
	October 2003	Director of SEGA ENTERPRISES,INC.(U.S.A.) (current position)	
	February 2004	Director of SEGA EUROPE LTD. (current position)	

Name (Date of Birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Corporations
Kenkichi Yoshida (February 2, 1962)	January 1995	Joined Sammy Industry Co., Ltd. (present SAMMY CORPORATION) and Division Manager of SP Business Division	SAMMY CORPORATION 39,000 shares SEGA CORPORATION None
	June 2000	Senior Officer and Division Manager of SP R&D Division of the same company	
	October 2000	Director and Head of SP R&D Division of the same company	
	August 2001	Director of SI ELECTRONICS, Ltd. (current position)	
	April 2002	Director and General Manager of SP R&D Control Office of SAMMY CORPORATION	
	June 2002	Director of RODEO Co., Ltd.	
	July 2002	Director and Managing Production Division and General Manager of R&D Control Office of SAMMY CORPORATION	
	March 2003	Director of Sammy NetWorks Co., Ltd. (current position)	
	June 2003	Director of IP4 Inc. (current position)	
	July 2003	Director of Sammy Holding Co., Inc (current position)	
	July 2003	Director of Sammy Studios, Inc (current position)	
	April 2004	Managing Director and Managing Production Division and Senior Division Manager of R&D Control Office of SAMMY CORPORATION (current position)	
Yasuo Tazoe (June 22, 1945)	April 1968	Joined SEGA Enterprises Ltd. (present SEGA CORPORATION)	SAMMY CORPORATION None SEGA CORPORATION 46 shares
	June 1991	Director and Manager of West Japan Business Division of the AM Facility Business Department and Kansai Branch of the same company	
	June 1997	Managing Director and Manager of the Developer Business Division of the same company	
	June 1998	Executive Officer and Deputy Manager of the Amusement Facility Business Department and Manager of the Developer Business Division and the Amusement Theme Park Division of the same company	
	June 2001	Executive Officer and Manager of the New Business Division and Deputy Manager of the AM Business Department and Facility Department of the same company	
	June 2003	Executive Officer and Manager of the Amusement Facility Department of the same company (current position)	
	December 2003	Director of Oasis Park (current position)	
	January 2004	President and Representative Director of SEGA Amusement (current position)	
	January 2004	President of SEGA AMUSEMENTS TAIWAN LTD. (current position)	

(Notes)

1. Hajime Satomi, nominee for director, serves as Chairman and Representative Director of SEGA CORPORATION, Chairman and CEO of Sammy Holding Co., Inc., Chairman of SI Electronics Ltd., and Chairman of Sammy NetWorks Co., Ltd. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
2. Hisao Oguchi, nominee for director, serves as President and Representative Director of SEGA CORPORATION, CEO Chairman of SEGA OF AMERICA, INC., SEGA ENTERPRISES, INC (U.S.A.), and SEGA EUROPE LTD., CEO President of SEGA HOLDINGS, U.S.A., Inc., and Director of VISUAL CONCEPTS ENTERTAINMENT, INC. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.

3. Keishi Nakayama, nominee for director, serves as Senior Managing Director of SAMMY CORPORATION, Director of Sammy NetWorks Co., Ltd. and Sammy Golf Entertainment and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
4. Kiyofumi Sakino, nominee for director, serves as Managing Director of SAMMY CORPORATION and this company is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
5. Hideki Okamura, nominee for a director, serves as Director of SEGA OF AMERICA, INC., SEGA ENTERPRISES,INC.(U.S.A.) and SEGA EUROPE LTD. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
6. Kenkichi Yoshida, nominee for director, serves as Managing Director of SAMMY CORPORATION, and Director of SI Electronics Ltd., Sammy NetWorks Co., Ltd., IP4 Inc., Sammy Holding Co., Inc., and Sammy Studios, Inc. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
7. Yasuo Tazoe, nominee for director, serves as President and Representative Director of SEGA Amusement, President of SEGA AMUSEMENTS TAIWAN LTD. and Director of Oasis Park and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.

(9) Statutory auditors of the 100% parent company to be established:
SEGA SAMMY HOLDINGS INC. will have the following four (4) auditors.

Name (date of birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Corporations
Kazutada Ieda (November 8, 1937)	July 1989 October 1994 June 1997	Director and Manager of the Accounting Department of SEGA Enterprises Ltd. (present SEGA CORPORATION) Director and Manager of the Administration Department of the same company Statutory Auditor of SEGA CORPORATION (current position)	SAMMY CORPORATION None SEGA CORPORATION 5,122 shares
Akio Kioi (August 5, 1934)	April 1960 April 1962 March 1980 April 1996 April 1999 August 1999	Registered with The Japan Federation of Bar Associations Establishment of Naniwa-Kyodo Law Office (current position) Member of the Anti-Racketeering Committee through intercession in civil disputes of The Japan Federation of Bar Associations (current position) Chairman of The Japan Federation of Bar Associations Vice President and Representative Director of The Resolution and Collection Corporation President and Representative Director of the same company	SAMMY CORPORATION None SEGA CORPORATION None
Ryoichi Arai (February 13, 1937)	June 1997 June 1999	Director and Division Manager of the Administration division of SAMMY CORPORATION Standing Corporate Auditor of the same company (current position)	SAMMY CORPORATION 18,000 shares SEGA CORPORATION None
Hisao Hirakawa (June 24, 1943)	June 1994 June 1996 June 2001 June 2003	Director and Manager of the Underwriting Division of Marusan Securities Managing Director of the same company President and Representative Director of Marusan Finance Managing Director of Marusan Securities	SAMMY CORPORATION 300 shares SEGA CORPORATION None

(Notes)

1. All of the above four nominees for statutory auditors are nominees for outside auditors set out in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (*Kabushiki Kaisha*).
2. There is no conflict of interest among the above nominees for statutory auditors, SEGA SAMMY HOLDINGS INC., SAMMY CORPORATION and SEGA CORPORATION.

(10) Substitute nominee for a statutory auditor of the 100% parent company to be established:

The following person is a substitute nominee for a statutory auditor of SEGA SAMMY HOLDINGS INC.

Name (Date of birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Corporations
Mineo Enomoto (December 12, 1950)	April 1978 May 2000	Registered with the Japan Federation of Bar Associations Establishment of Mineo Enomoto Law Office (current position)	SAMMY CORPORATION 2,700 shares SEGA CORPORATION None

(Notes)

1. The above substitute nominee for a statutory auditor meets the requirements for outside auditors set out in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (*Kabushiki Kaisha*).
2. There is no conflict of interest among the above substitute nominee for statutory auditor, SEGA SAMMY HOLDINGS INC., SAMMY CORPORATION and SEGA CORPORATION.

(11) Amount of remuneration for directors and statutory auditors of the 100% parent company to be established:

With respect to the sum of remuneration for each director and statutory auditor of SEGA SAMMY HOLDINGS INC., the sum of remuneration of directors shall not exceed four hundred million yen (400,000,000 yen) per year and that of statutory auditors shall not exceed fifty million yen (50,000,000 yen), in consideration of the total amount of remuneration of the Corporations and miscellaneous circumstances. The amount of remuneration for directors shall not include the portion of remuneration meant for employees and directors' employees.

(12) Matters regarding the election of an auditing firm of the 100% parent company to be established:

SEGA SAMMY HOLDINGS INC. shall have the following accounting firm.

(as of March 31, 2004)

Appellation	KPMG AZSA & Co.
Office	Principal office: 1-2, Tsukudocho, Shinjuku-ku, Tokyo, Japan
History	July 1985 Establishment of Asahi Shinwa & Co. October 1993: Merger with Inoue, Saito, Eiwa & Co. (established on April 5, 1978) and its appellation was changed to Asahi & Co. January 2004: Merger with AZSA & Co. (established on February 26, 2003) and its appellation was changed to KPMG AZSA & Co.
Outline	· 1,718 Public certified accountants, 680 Junior accountants and 737 other staff members · number of domestic offices: 32 · number of corporate clients of the auditing firm: 4,954

(13) Matters regarding the joint establishment:
SAMMY CORPORATION will establish a 100% parent company, "SEGA SAMMY HOLDINGS INC., in cooperation with SEGA CORPORATION.

The outline of SEGA CORPORATION will be set out below.

(as of March 31, 2004)

Trade name	SEGA CORPORATION
Location of the principal office	2-12, Haneda 1-chome, Ota-ku, Tokyo, Japan
Date of establishment	June 3, 1960
Capital	127,582 million yen
Details of main operations	1.Development and sale of game software; 2.Manufacture, sale, and lease of amusement equipment; and 3.Administration of amusement facilities
Representative	Hisao Oguchi, President and representative director
Number of employees	851

3. Explanations of the exchange of shares stipulated by Article 366, Clause 1, Item 2 of the Commercial Code of Japan

SAMMY CORPORATION determined the share exchange ratio with respect to the establishment of the 100% parent company, SEGA SAMMY HOLDINGS INC. as follows.

The Corporations formed a judgment that an independent and respective review of the appropriate share exchange ratio will protect the interests of the shareholders of the respective corporations and accordingly separately appointed financial advisors.

SAMMY CORPORATION appointed Morgan Stanley Japan Limited as its financial advisor and requested it to analyze the share exchange ratio to be offered for reference in negotiations.

In response to the request, Morgan Stanley Japan Limited made an analysis of the share exchange ratio on the basis of the comparison and analysis of the market share prices, discounted cash flow (DCF) and other methods deemed appropriate by Morgan Stanley Japan Limited and showed the results of the analysis to SAMMY CORPORATION.

Taking the results of the analysis by Morgan Stanley Japan Limited into account, SAMMY CORPORATION discussed the appropriate ratio from a number of standpoints inside the Corporation and in deliberations with SEGA CORPORATION, while consulting with Morgan Stanley Japan Limited. As a result, at meetings of the Board of Directors of the Corporations held on May 18, 2004, the Corporations approved the Share-for-Share Exchange Agreement, which specifies that one common stock of the 100% parent company, SEGA SAMMY HOLDINGS INC., will be allotted in exchange for each common stock of SAMMY CORPORATION and 0.28 common stock of the 100% parent company, SEGA SAMMY HOLDINGS INC., will be allotted to one common stock of SEGA CORPORATION. The Corporations executed an Agreement on the same day. The Share-for-Share Agreement also stipulates that the Corporations may change the share exchange ratio by mutual agreement if any material changes related to various assumptions underlying the calculations of the ratio occur.

Prior to the abovementioned meeting of the board of directors, SAMMY CORPORATION received a written opinion from Morgan Stanley Japan Limited, its financial adviser, to the effect that as of May 18, 2004, the share exchange ratio specified in the Share-for-Share Exchange Agreement is appropriate for its shareholders from a financial perspective (Note 1) (Note 2)

SEGA CORPORATION also received a written opinion from Daiwa Securities SMBC Co., Ltd., its financial advisor, stating that as of May 18, 2004, the share exchange ratio described above is appropriate for the shareholders of SEGA from a financial perspective.

(Note 1)

The full text of the written opinion dated May 18, 2004 and submitted by Morgan Stanley Japan Limited will be set out below (Note 2). In preparing the written opinion, Morgan Stanley Japan assumed that the information reviewed (including all financial data submitted by the Corporations) was complete and accurate. Further, Morgan Stanley Japan Limited did not independently value or assess the assets or liabilities of the Corporations. In addition, Morgan Stanley Japan Limited specified in the written opinion the procedures carried out, matters examined and presuppositions and conditions, etc. used for the preparation and submission of the written opinion.

(Note 2)

The full text of the written opinion dated May 18, 2004 of Morgan Stanley Japan Limited will be set out below.

[Written Opinion by Morgan Stanley Securities (copy)]

May 18, 2004

To: The Board of Directors
SAMMY CORPORATION
2-23-2, Higashi Ikebukuro
Toshima-ku, Tokyo, Japan

With respect to the establishment of SEGA SAMMY HOLDINGS INC. (hereinafter referred to as the "Joint Holding Company") through a share-for-share exchange by SAMMY CORPORATION (hereinafter referred to as "SAMMY") and SEGA CORPORATION (hereinafter referred to as "SEGA"), with October 1, 2004 scheduled to be the date of the share exchange, with SAMMY and SEGA becoming wholly-owned subsidiaries of the Joint Holding Company (hereinafter collectively referred to as "the Transaction"), Morgan Stanley Japan Limited (hereinafter referred to as "the Company") understands from the contents of a draft dated May 18, 2004 that SAMMY is expected to execute a Share-for-Share Exchange Agreement (hereinafter referred to as "the Agreement") with SEGA. In this Transaction, through the share exchange described above, (i) the shareholders of the common stock of SAMMY (hereinafter referred to as the "common stock of SAMMY") are expected to receive one common stock of the Joint Holding Company (hereinafter referred to as the "common stock of the Joint Holding Company") in exchange for one common stock of SAMMY (hereinafter referred to as the "Share Exchange Ratio") and (ii) the shareholders of the common stock of SEGA (hereinafter referred to as the "common stock of SEGA") are expected to receive 0.28 common stock of the Joint Holding Company in exchange for one common stock of SEGA.

The details of the Transaction are specified by the Agreement.

In response to a request from SAMMY's Board of Directors, this written opinion aims to express the Company's opinion about whether or not the Share Exchange Ratio set forth in the Agreement is appropriate for holders of common stock of SAMMY from a financial perspective.

The Company followed the procedures described below and carried out analyses to state the Company's opinion relating to the Share Exchange Ratio.

(1) review of the financial information of both SAMMY and SEGA, including financial statements revealed by each company, and other relevant information;
(2) review of the financial statements, and other financial and business data of each company, prepared by the management of the companies for internal use;
(3) review of financial forecast of each company, respectively prepared by the management of the companies;
(4) review of information relating to the strategic, financial and business merits of the Transaction, which is prepared and accumulated by each of SAMMY and SEGA;
(5) discussion with the management and responsible staff members of SAMMY and SEGA with respect to the current and past conditions and business and finance forecasts (including information on the strategic, financial and business benefits expected from this Transaction) of the respective companies;
(6) analysis of influence that the Transaction is likely to have on the profits per share of SAMMY
(7) review of the share prices and share trading conditions of the common stocks of the respective companies;
(8) analysis and comparison of the financial conditions, share prices of the common stocks and share trading conditions of SAMMY and SEGA with those of similar companies
(9) review of the financial terms and conditions of past transactions (those made public only) similar to the Transaction
(10) participation in discussions and negotiations with responsible persons and financial advisors of each company;
(11) review of the Agreement (draft dated May 18, 2004);
(12) review of a legal due diligence report on SEGA (dated April 30, 2004), prepared by lawyers appointed by SAMMY;
(13) review of a due diligence report on accounting and tax services (dated April 30, 2004) prepared by SAMMY's advisors on accounting and tax services; and
(14) other procedures, analyses and studies deemed appropriate by the Company

In preparing the opinion of the Company, the Company assumes that the above information that is reviewed is complete and accurate, and has made no independent investigation as to its accuracy or completeness. With respect to financial forecasts, including information on the strategic, financial and business benefits expected to be produced by the Transaction, the Company assumes that it is reasonably prepared and made by the Corporations on the basis of the best forecasts and judgment available at present concerning the financial conditions of SAMMY and SEGA in the future. The Company has made no independent evaluation or assessment of the assets or liabilities of either SAMMY or SEGA. The Company reviewed the due diligence reports on legal, accounting and tax services prepared by lawyers, accountants and tax accountants appointed by SAMMY and in stating its opinion in this report, the Company relied on these reports without carrying out any independent verification. The Company's opinion is predicated on the financial, economic, market and other conditions as of the date of this document and information obtained by the Company as of said date. The Company expresses an opinion on the assumption that the Transaction will be carried out under the conditions set forth in the Agreement and that if the approval or permission of the government or competent authorities is required for the execution of this Transaction, such approval or permission can be obtained without any negative effect on the profits anticipated by SAMMY or this Transaction.

Apart from this Transaction, the Company is not authorized by SAMMY to persuade any third party to execute a merger, corporate acquisition or any other business combination in which SAMMY is involved, and the Company did not negotiate with any third party in connection with said transactions.

The Company has been appointed financial advisor to the Board of Directors of SAMMY regarding this Transaction and is expected to receive fees as a consideration for services rendered by the Company.

The Company's opinion was submitted for the purpose of furnishing SAMMY's Board of Directors with information and it may not be used for any other purpose, disclosed to a third party or made public without the prior written approval of the Company. This document does not express any opinions regarding the value of the common stock of the Joint Holding Company to be issued to the holders of SAMMY's common stock under this Transaction or regarding the level of the share price of the common stock of the Joint Holding Company after the execution of this Transaction. Nor does this document express any opinion or make any recommendation to the holders of the common stock of SAMMY or that of SEGA in connection with the exercise of voting rights at general meetings of shareholders to be held with respect to the Transaction.

Based on or subject to the foregoing, as of the date of this document the Company reached the conclusion that the Share Exchange Ratio specified by the Agreement is appropriate for holders of common stock of SAMMY from a financial perspective.

Junichi Arai
Managing Director
Morgan Stanley Japan Limited

4. Balance sheet and profit and loss statement specified by Article 366, Clause 1, Item 3 or Item 6 of the Commercial Code of Japan

The balance sheet and profit and loss statement of the Company will be set out in the attached document entitled "Report (Reference Material of Notice of Convocation of the 29th Ordinary General Meeting of Shareholders) on pages 22 through 26.
The balance sheet and profit and loss statement of SEGA CORPORATION are given below.

SEGA CORPORATION

Balance Sheet

(as of March 31, 2004)

(Unit: millions of yen)

Item	Amount	Item	Amount
(Assets)	(151,078)	(Liabilities)	(61,039)
Current assets	83,510	Current liabilities	33,923
Cash/deposits	53,799	Notes payable	5,689
Notes receivable	968	Accounts payable	4,358
Accounts receivable-trade	12,678	Short-term debt from affiliated companies	739
Merchandize	920	Current portion of long-term debt	600
Finished products	2,556	Current portion of bonds	2,900
Materials	1,577	Current portion of convertible bonds	10,080
Products in process	63	Arrears	1,552
Inventories	126	Accrued expenses payable	7,475
Advances	4,551	Accrued corporate taxes, etc.	53
Prepaid expenses	692	Accrued business facility tax	39
Short-term loans	42	Advances received	243
Short-term loans to affiliated companies	344	Deposit received	112
Accounts receivable-others	5,097	Other	78
Other current assets	610	Fixed liabilities	27,115
Bad-debt reserves	-520	bonds	12,650
Fixed assets	67,444	Convertible bonds	6,806
Tangible fixed assets	22,350	Long-term debt	3,300
Amusement machines and facilities	817	Deferred tax liability	1,018
Buildings	10,354	Allowance for retirement benefits	2,511
Structures	344	Allowance for retirement bonus for	
Machinery/equipment/trans			
portation equipment	24	directors and auditors	85
Vehicles and delivery equipment	9	Other	744
Tools/furniture and fixtures	1,831	(Capital)	(90,038)
Land	8,968	Capital	127,582
Intangible fixed assets	3,126	Capital surplus	2,171
Lease	1,461	Capital reserve	2,171
Software	1,446	Retained earnings	-1,285
Telephone subscription right	134	Unabsorbed loss of the current term	1,285
Other	83	Adjustment on revaluation of land	-6,265
Investment and other assets	41,967	Adjustment on	
Investments in securities	7,150	evaluation of shares, etc.	1,485
Shares of affiliated companies	23,171	Treasury shares	-33,649
Investments	6,044		
Long-term loans	2,267		
Long-term loans to employees	32		
Long-term loans to affiliated companies	15,116		
Non-current trade receivables	6,254		
Guarantee money for deposit	1,999		
Long-term prepaid expenses	127		
Other	557		
Bad-debt reserve	-12,790		
Allowance for investment loss	-7,962		
Deferred assets	122		
Bond issuing cost	122		
Total assets	151,078	Total Liabilities and shareholders' equity	151,078

SEGA CORPORATION
Profit and Loss Statement

(From April 1, 2003 to March 31, 2004) (Unit:millions of yen)

Item			Amount	
Ordinary profit and loss	Operating profit and loss	Operating revenue		
		Sales of products and merchandize	87,835	
		Revenue from amusement facilities	6,858	
		Revenue from royalties	2,574	97,268
		Operating cost		
		Cost of sales of products and merchandize	67,831	
		Cost of revenue from amusement facilities	4,020	
		Sales cost and general administration cost	19,293	91,144
		Operating profit		6,124
	Non-operating profit and loss	Non-operating profit		
		Interests received	246	
		Dividends Received	1,632	
		Revenue from fiduciary obligation	1,041	
		Other	537	3,459
		Non-operating cost		
		Interest cost	192	
		Amortization of bond issuing cost	594	
		Foreign exchange loss	693	
		Loss of investment unions	145	
		Cost of fiduciary obligation	611	
		Other	347	2,584
		Ordinary profit		6,998
Extraordinary profit and loss		Extraordinary profit		
		Gain on sale of investments in securities	547	
		Gain on settlement of donated assets, etc.	33	
		Reversal for bad-loan reserve	680	
		Gain on redemption by purchase of convertible bonds	509	
		Other	138	1,909
		Extraordinary loss		
		Loss on retirement of fixed assets	78	
		Loss on sale of investments in securities	30	
		Loss on evaluation of investments in securities	744	
		Loss on evaluation of the shares of affiliated companies	899	
		Net provisions for investment loss	212	
		Other	286	2,251
		Net income before income taxes for the current term		6,655
		Corporate tax, resident tax and business tax		-3,000
		Net income for the term		9,655
		Loss deferred from the preceding term		10,942
		Reversal of revaluation reserve for land, net of tax		0
		Unappropriated loss for the term		1,285

(Notes)1. Each amount set out in the financial statements is rounded down to the nearest million yen.

2. Significant Accounting Policies

(1) Standards and method of valuation of assets

① inventory assets ....cost method using the moving average method

② marketable securities

Shares in subsidies and affiliated companies ...... cost method using the moving average method

Other securities

Securities with market value

Market value method based on the market price, etc. as of the date of settlement of accounts (any difference arising from the valuation will be accounted for the method of full amount direct transfer to capital and the sales cost will be accounted for using the moving average method)

Securities without market value

cost method using the moving average method

③ derivatives ....market value method

(2) Method of depreciation of fixed assets

① Tangible fixed assets ....constant percentage method

However, the straight line method is used for buildings (excluding attached facilities/equipment) acquired on or after April 1, 1998.

For buildings and structures based on a fixed term land leasehold agreement, the straight line method is used and the life of the buildings and structures is deemed to be the remainder of the fixed term leasehold and their residual value is considered to be zero.

② Intangible fixed assets ....straight line method

Please note that, with respect to software used by the Company itself, the straight line method is used on the basis of the period during which the software can be used for internal purposes (5 years).

(3) Treatment of deferred assets ....Bond issuing expenses will equally be amortized over three (3) years from the time of the expenditure.

(4) Accounting standards for reserves

① Bad-debt reserves

With respect to general claims, the amount calculated based on the actual bad-debt ratio is included in the amount of bad-debt reserves. With respect to certain claims (including claims believed likely to become bad debts), the possibility of collection is considered on a case-by-case basis, and the amount expected to be uncollectible is included in the amount of bad-debt reserves.

② Allowance for investment loss

To reserve for losses arising from investments in affiliates, we allocate the necessary amount to allowances for investment losses in light of the financial conditions, etc. of affiliates.

③ Allowance for retirement benefits

To reserve for the payment of retirement benefits to employees, an amount is reserved based on recognized obligations arising at the date of settlement of accounts on the basis of the estimated amount of retirement benefit obligations and pension assets as of the date of settlement of accounts. Actual differences are written off as expenses using the straight-line method over a fixed number of years not exceeding the average number of remaining years of service of employees at the time the obligations arise (10 years), from the term following that in which they arise.

④ Allowance for retirement bonus for directors and statutory auditors

To reserve for the payment of retirement bonus to directors and statutory auditors, the necessary amount is allocated in accordance with the bylaws. This allowance is stipulated by Article 43 of the enforcement regulations of the Commercial Code of Japan.

(5) Accounting standards for lease transactions

Finance lease transactions in which the transfer of the ownership of leased objects to the lessee is not recognized are treated in an accounting method similar to that used for ordinary lease transactions.

(6) Accounting method for hedge accounting

① Accounting method for hedge transactions

Deferred hedging treatment is applied. Appropriation is applied to foreign currency-denominated claims, obligations, etc. with foreign exchange forwards.

② Hedging methods

Interest rate swaps and foreign exchange forward

③ Hedging scope

Investments in securities and foreign currency-denominated claims, obligations, etc.

④ Hedging policy

With respect to interest rate swaps, the purpose of hedge transactions is to avoid interest volatility risk in investments in securities intended for hedging and with respect to foreign exchange forwards the purpose is to decrease the possibility of losses in foreign currency-denominated claims, obligations, etc. through foreign exchange fluctuations.

(7) Accounting treatment of sales tax, etc.
The accounting treatment of sales tax, etc. uses the tax exclusion method.

3. Additional information

(1) balance of liquidated drafts 2,114 million yen

(2) adoption of a consolidated tax payment system
A consolidated tax payment system has been adopted.

(3) the documents for calculation are prepared in accordance with the revised enforcement regulations of the Commercial Code of Japan, starting this term.

4. Accumulated depreciation of tangible fixed assets 22,341 million yen

5. Revaluation of land

The Company revalued the land used for its business on the basis prescribed by the Land Revaluation Law (Law No.34, March 31, 1998) and the Law to Partially Revise the Land Revaluation Law (Law No.19, March 31, 2001) and the resulting revaluation differences are included as adjustments to the revaluation of land in Shareholders' Equity.

Revaluation method: The value of land is determined by a method that reasonably adjusts the estimated amount of fixed asset taxes as specified by Article 2, Clause 3 of the Statute Implementing the Land Revaluation Law (No. 119 of 1998 Cabinet Order, on March 31, 1998) and assessment by real estate appraisers as specified by Clause 5 of said law.

Date of revaluation March 31, 2002

The market value of the revalued land for business use at the settlement of accounts is lower than its book amount after the revaluation by:
639 million yen

6. Short-term receivables from affiliated companies	9,380 million yen
Long-term receivables from affiliated companies	15,116 million yen
Short-term payables to affiliated companies	4,603 million yen

7. In addition to the fixed assets included in the balance sheet, certain computers and office

and other equipment are used under lease agreements.

8. Loan guarantees	20,628 million yen	
Of that number, foreign-currency loan guarantees	6,208 million yen	(58,741,000 US dollars)
	200 million yen	(1,555,000 euro)
	19 million yen	(Stg99,000 pounds)

9. The amount obtained by deducting the adjustment to the revaluation of land and the adjustment to the evaluation of shares, etc. from net assets in the balance sheet is lower than the sum of capital and capital reserves by:	34,935 million yen

10. Net income per share	62.28 yen

11. Breakdown of donated assets for disposal

Buildings	86 million yen
Land	64 million yen
Investments in securities	1,594 million yen
Shares of affiliated companies	1,561 million yen
Long-term loans receivable	1,900 million yen
Bad dept reserve	-1,120 million yen
Other (investments and other assets)	4,231 million yen
Total	8,317 million yen

12. Volume of transactions with affiliated companies

Operating revenue (sales of products and merchandise and other transactions)	23,394 million yen
Operating cost (cost of sales of products and merchandise and other cost)	24,788 million yen
Volume of transactions other than business transactions	6,840 million yen

13. Breakdown of profit and loss, including the loss on settlement of donated assets

Gain on sale of investments in securities	300 million yen
Loss on sale of investments in securities	-21 million yen
Loss on evaluation of investments in securities	-114 million yen
Loss on evaluation of shares of affiliated companies	-5million yen
Loss on incubation business	326 million yen
Net provisions for bad loan reserve	-420 million yen
Other profit and loss	-33 million yen
Total	33 million yen

5. Matters regarding the resolution of this proposal

This proposal will become effective with the approval of the ordinary general meetings of shareholders of the Corporations and the approval of the administrative authorities under law.

ARTICLES OF INCORPORATION
OF
SEGA SAMMY HOLDINGS INC.

CHAPTER I GENERAL PROVISIONS

Article 1 (Trade Name)

The name of the Company shall be "SEGA SAMMY HOLDINGS Kabushiki Kaisha" and in English translation it shall be "SEGA SAMMY HOLDINGS INC. "

Article 2 (Purpose)

The purpose of the Company shall be: to manage and control the business activities of the corporations that conduct the following businesses and businesses equivalent thereto and to engage in operations incidental thereto by owning shares in such corporations:

(1) manufacture, marketing and recycling of pachinko, pachislot, arranged-ball, jankyu machines, and related equipment;
(2) planning, manufacture, marketing, import and export of amusement machines and equipment, game machines and equipment, amusement park rides, electric machines and equipment, electronic machines and equipment, optical machines and equipment, office machines and equipment, learning machines and equipment, exercise machines and equipment, health promoting machines and equipment, vending machines and equipment, money changers, machines and equipment for prizes, photo machines and parts, and materials thereof;
(3) planning, development, design, manufacture, marketing, importing and exporting of toys;
(4) designing, manufacture and marketing of computers and peripheral equipment and terminal units;
(5) planning, development, production, marketing and consulting of computer software, and computer systems;
(6) planning, manufacture, production, marketing, importing and exporting of hardware and software of game equipment and peripheral equipment and terminal units thereof;
(7) planning, design, development, administration, operation and maintenance of network systems, such as the Internet, computer networks, cell phones, car navigation systems, and television game networks, etc.;
(8) marketing, dealership, importing and exporting, manufacture, processing, installation and maintenance of telecommunications equipment and peripheral equipment and terminal units equipment thereof and dealership concerning the subscription of

telecommunications service;

(9) construction work, installation work, interior and exterior decoration work, and installation of machines and equipment;

(10)planning, design and administration of various facilities, such as commercial and industrial facilities, and educational facilities, and displays;

(11)manufacture and marketing of various construction materials;

(12)building maintenance and providing invitation of and guidance to member shops on franchise systems and marketing of cleanup products (carpets, mops, cloth, rolls of towels, air fresheners for bathrooms and home, air purifiers, and water purifiers) and lease thereof;

(13)management of game arcades, game centers, amusement parks, hotels, inns, restaurants, golf courses, sports facilities, karaoke rooms, parking lots, and car washes and providing invitation of and guidance to member shops on franchise systems and marketing of memberships thereof;

(14)collection, analyzing, processing and supply of information;

(15)provision of an Internet connection service;

(16)planning, production, marketing, importing and exporting of audio-visual software and acoustic and music software;

(17)planning, production, marketing and distribution of broadcasting programs, movies and animations;

(18)advertising and providing publicity;

(19)design and planning of cable television systems;

(20)television and other general broadcasting under the Broadcast law;

(21)planning, administration and execution of events, such as theatrical performances, entertainment, movies, and concerts;

(22)management and promotion of entertainment talent and artists;

(23)planning, development, manufacture and marketing of character goods;

(24)administration, acquisition, licensing, sale and purchase, and leasing of industrial property rights, including patent rights, utility model rights, design rights, and trademark rights, and intangible property rights, including copyright, copyright neighboring rights, and merchandising rights, and studying on the use thereof;

(25)publishing;

(26)general leasing;

(27)sale and purchase, leasing, administration and intermediacy of real estate;

(28)money lending business, investing business and handling of credit cards and planning, manufacture and sale of prepaid cards and gift certificates;

(29)serving as a non-life insurance agent and conducting operations concerning the collection of life insurances;

(30)serving as a travel agent;

(31)specific employment agency business;

(32)management consulting;

(33)mail order sale;

(34)planning, manufacture, marketing, importing and exporting of three dimensional vision equipment and planning, manufacture, marketing, importing and exporting of image processing systems;

(35)manufacture, marketing, importing and exporting of jet skis, motor boats, and scuba diving equipment, fabric products for clothing, fur clothing, dry goods for clothing, dress accessories, accessories, leather goods, shoes, suitcases, bags, indoor ornament, furniture, arts and crafts, watches, glasses, acoustic instruments, home appliances, cosmetics, medical consumables, and medical equipment;

(36)marketing, importing and exporting of gems, precious metals, antiques, cameras, stationery, books, magazines, musical instruments, sports gear, DIY tools, gardening tools, fertilizers, feed, soil conditioners, automobiles, automobile parts, automobile goods, bicycles, food, alcoholic beverages, soft drinks, tobaccos, daily necessities, system equipment for emergency notification for the prevention of crimes, fires and disaster damages, disposal units of industrial wastes (kitchen garbage), photovoltaic generators, food processing machines and equipment; and

(37)creation, marketing and maintenance of databases.

2.The Company may engage itself in each of the foregoing businesses and those incidental or pertinent thereto.

Article 3 (Head office)

The head office of the Company shall be located at Minato-ku, Tokyo, Japan.

Article 4 (Method of public notice)

Public notices of the Company shall be given in *The Nihon Keizai Shimbun* published in Tokyo.

CHAPTER II SHARES

Article 5 (Authorized shares)

The total number of authorized shares of the Company shall be Four Hundred Million (400,000,000) shares; provided, however, that if a certain number of shares are eliminated, the number of such eliminated shares shall be subtracted from the authorized shares.

Article 6 (Acquisition of treasury stocks)

The Company may, by a resolution of the Board of Directors, purchase treasury stocks pursuant to the provision of Article 211-3, Clause 1, Item 2 of the Commercial Code of Japan.

Article 7 (Number of Shares Constituting One Full Unit of Stock)
The number of shares constituting one full unit shall be one hundred (100).

Article 8 (Certificates for Shares Constituting Less Than One Full Unit)
The Company shall not issue any certificate for shares constituting less than one full unit (hereinafter referred to as "shares constituting less than one full unit").

Article 9 (Request for Sale of Shares Constituting Less Than One Full Unit)
A shareholder (including a beneficial shareholder: hereinafter the same interpretation being applicable) holding shares constituting less than one full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. However, that the foregoing shall not apply if the Company does not own the number of treasury stocks to be sold.

2. The period when a request for the sale may be made, the method of request and other matters shall comply with the share handling regulations adopted by the Board of Directors.

Article 10 (Transfer Agent)
The Company shall appoint a transfer agent in respect to shares and stock acquisition rights of the Company.

2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors.

3. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) and the register of lost share certificates and the register of stock acquisition rights of the Company shall be kept at the handling office of the transfer agent and all business relating to the shares and stock acquisition rights, such as registration of transfers of shares and stock acquisition rights, acceptance of notices of beneficial shareholders, registration and elimination of rights of pledge, disclosure or elimination of assets held in trust, non-possession of share certificates, notification to be made by shareholders, re-issuance of share certificates, registration of lost share certificates, purchase and sale of shares constituting less than one full unit, shall be handled by the transfer agent and the Company itself shall not handle the above matters directly.

Article 11 (Share Handling Regulations)

The class of share certificates of the Company, the registration of transfers of shares and stock acquisition rights, acceptance of notices of beneficial shareholders, registration and elimination of rights of pledge, disclosure or elimination of assets held in trust, non-possession of share certificates, notification to be made by shareholders, re-issuance of share certificates, registration of lost share certificates, purchase and sale of shares constituting less than one full unit and any other procedures and fees relating to the shares and stock acquisition rights of the Company shall comply with the share handling regulations adopted by the Board of Directors.

Article 12 (Record Date)

The Company shall deem shareholders who hold voting rights and whose names are registered or recorded in the register of shareholders as of the closing of accounts, March 31 each year, to be the shareholders entitled to exercise shareholders' rights at the ordinary general meeting of shareholders for that particular accounting period.

2. In addition to the events specified by the preceding section and Article 43 hereof, whenever necessary to determine those who are entitled to exercise their rights as shareholders or registered pledgees, the Company may, by a resolution of the Board of Directors and upon giving prior public notice, determine a date of record.

CHAPTER III GENERAL MEETING OF SHAREHOLDERS

Article 13 (Convocation)

An ordinary general meeting of shareholders shall be convened within three (3) months after April 1 each year and, whenever necessary, an extraordinary general meeting of shareholders may be convened.

Article 14 (Place of Convocation)

General meetings of shareholders of the Company may be convened at the head office or at a location adjacent thereto or at any location within the Tokyo metropolitan area.

Article 15 (Convener of General Meetings of Shareholders and Chairman)

Except as otherwise provided by the laws and regulations, the President and Representative Director previously determined by a resolution of the Board of Directors of the Company shall convene the general meetings of shareholders and act as the chairman thereof.

2. When such President and Representative Director are unable to act, another Director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene such general meetings and act as the chairman thereof.

Article 16 (Exercise of Voting Right by Proxy)

A shareholder may entrust his/her voting rights to an attending shareholder who has voting rights.

2. In the event of the preceding section, documents evidencing the authority of a proxy must be filed with the Company at every general meeting of shareholders.

Article 17 (Method of Adopting Resolution)

Except as otherwise provided by laws and regulations or by these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of voting rights held by the attending shareholders.

2. Resolutions to be adopted pursuant to Article 343 of the Commercial Code of Japan may be adopted by not less than two-thirds of the voting rights held by the attending shareholders who hold not less than one-third of the voting rights of all shareholders.

Article 18 (Minutes)

The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the chairman and other Directors present shall inscribe their names and affix their seals thereon or put their signature thereon.

2. The original minutes of general meetings of shareholders shall be kept for ten (10) years at the head office from the date of resolution and certified duplicates thereof shall be kept for five (5) years at branch offices.

CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS AND OFFICERS

Article 19 (Number of Directors)

The Company shall have no more than fifteen (15) directors.

Article 20 (Election of Directors)

Directors shall be elected by a majority of the voting rights of the shareholders present at a general meeting of shareholders and the presence of shareholders representing at least one-third of voting rights of all shareholders shall be required to make a quorum for the election of directors.

2. Cumulative voting shall not be used for the election of directors specified in the preceding section.

Article 21 (Term of Office of Directors)

The term of office of a director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after his or her assumption of office.

2. The term of office of a director elected to fill a vacancy shall expire when that of a retired director would otherwise expire.

3. The term of office of a director elected to increase the number of directors shall be the same as the remainder of the term of office of other incumbent directors.

Article 22 (Directors with Title)

The Board of Directors may, by a resolution, elect one President and, if necessary, elect one chairman, vice chairman, vice president, executive managing directors, and managing directors.

Article 23 (Representative Directors)

The President shall represent the Company.

2. In addition to the foregoing section, the Company may, by a resolution of the Board of Directors, elect representative directors if necessary and each such director shall represent the Company.

Article 24 (Convener and Chair of Meetings of the Board of Directors)

Except as otherwise provided by laws and regulations, the President shall convene a meeting of the Board of Directors and shall act as the chairman thereof.

2. When such President is unable to act, another Director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene such a meeting and shall act as the chairman thereof.

Article 25 (Procedures for Notice of the Board of Directors)

Notice of a meeting of the Board of Directors of the Company shall be sent to each director and statutory auditor at least three days prior to the meeting; provided, however, that in case of an emergency, such period may be shortened.

2. If the agreement of all the directors and statutory auditors is obtained, a meeting of the Board of Directors may be held without following the convocation procedures.

Article 26 (Resolutions of a Meeting of the Board of Directors)

Resolution of the Board of Directors of the Company shall be adopted by a majority of Directors present at a meeting, which Directors shall constitute a majority of the total number of Directors.

Article 27 (Minutes)

The substance of proceedings of a meeting of the Board of Directors of the Company and the result thereof shall be recorded in the minutes, and the chairman and the attending Directors and statutory auditors shall inscribe their names and affix their seals thereon or put their signatures thereon.

2. The original minutes shall be kept for ten (10) years at the head office from the date of resolutions.

Article 28 (Advisors)

The Company may, by a resolution of the Board of Directors, appoint one or more advisors. Advisors shall respond to a request for consulting by the President with respect to the business operations of the Company.

Article 29 (Regulations of the Board of Directors)

Except as otherwise provided by laws and regulations or these Articles of Incorporation, matters regarding meetings of the Board of Directors shall comply with the regulations of the Board of Directors separately adopted by the Board of Directors.

Article 30 (Remuneration of Directors)

The remuneration and retirement bonus of directors shall be determined at a general meeting of shareholders.

Article 31 (Officers)

The Company may, by a resolution of the Board of Directors, appoint one or more officers.

2. Officers shall be in charge of some part of the business operations entrusted by the President in accordance with the principles adopted by the Board of Directors.

Article 32 (Regulations of Officers)

Except as otherwise provided by the laws and regulations or these Articles of Incorporation, matters regarding officers shall conform to the regulations of officers adopted at a meeting of the Board of Directors.

Chapter V Statutory Auditors and Board of Statutory Auditors

Article 33 (Number of Statutory Auditors)

The Company shall have no more than five (5) statutory auditors.

2. The Company may elect a substitute statutory auditor in advance at an ordinary general meeting of shareholders to provide for a vacancy in the number of statutory auditors stipulated by laws and regulations.

Article 34 (Election of Statutory Auditors)

Statutory auditors and a substitute statutory auditor shall be elected by a majority of the voting rights of the shareholders present at a general meeting of shareholders and the presence of shareholders representing at least one-third of voting rights of all shareholders shall be required to make a quorum for the election of statutory auditors.

2. The pre-election of a substitute statutory auditor shall remain effective until the first ordinary general meeting of shareholders is held after such pre-election.

Article 35 (Term of Office of Statutory Auditors)

The term of office of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders held for the last closing of accounts within four (4) years after their assumption of office.

2. The term of office of statutory auditors elected due to a vacancy and a substitute statutory auditor taking office shall expire when the term of office of a resigned statutory auditor would otherwise expire.

Article 36 (Standing Statutory Auditors)

Statutory auditors shall select a standing statutory auditor or standing statutory auditors from among themselves.

Article 37 (Convocation of a Meeting of the Board of Statutory Auditors)
Notice of a meeting of the Board of Statutory Auditors shall be given to each statutory auditor three (3) days prior to the date of said meeting; provided, however, that this period may be shortened in the case of an urgency.

2. With the agreement of all the statutory auditors, a meeting of the Board of Statutory Auditors may be held without following the procedures for convocation.

Article 38 (Resolutions of a Meeting of the Board of Auditors)
Except as otherwise provided by laws and regulations, resolution of the Board of Statutory Auditors of the Company shall be adopted by a majority of Statutory Auditors present at a meeting.

Article 39 (Minutes)
The substance of proceedings of a meeting of the Board of Statutory Auditors of the Company and the result thereof shall be recorded in the minutes, and the attending Statutory Auditors shall inscribe their names and affix their seals thereon or put their signatures thereon.

Article 40 (Regulations of the Board of Statutory Auditors)
Other matters relating to the Board of Statutory Auditors shall comply with the regulations of the Board of Statutory Auditors separately adopted by the Board of Statutory Auditors, unless otherwise provided for by laws and regulations or these Articles of Incorporation.

Article 41 (Remuneration of Statutory Auditors)

The remuneration and retirement bonus of statutory auditors shall be determined at a general meeting of shareholders.

Chapter VI Accounts

Article 42 (Business Year and Closing of Accounts)

The business year of the Company shall commence on April 1 of each year and shall end on March 31 of the next following year, and the Company's accounts shall be closed at the end of each March 31.

Article 43 (Dividends)

Dividends shall be paid to shareholders or registered pledgees whose names appear on the register of shareholders as of the close of the last day of each accounting period.

Article 44 (Interim Dividends)

The Company may, by a resolution of the Board of Directors of the Company, pay to the shareholders or registered pledgees whose names appear on the register of shareholders as of close of September 30 every year a cash distribution (hereinafter referred to as "interim dividends") in accordance with Article 293-5 of the Commercial Code of Japan.

Article 45 (Expiration Period of Dividends)

In case dividends or interim dividends shall not be received within three (3) years after due date of each payment, the Company shall be relieved of the obligation for the payment thereof.

2. Dividends and interim dividends shall bear no interest.

SUPPLEMENTARY PROVISIONS

(Shares to be issued at the establishment of the Company by a share-for-share exchange)

Article 1 The Company shall be established by a share-for-share exchange stipulated by Article 364 of the Commercial Code of Japan.

2. The shares to be issued at the time of the establishment of the Company shall be common stock and the total number of shares to be issued shall be the sum of the number of shares issued by SAMMY CORPORATION on the day preceding the share-for-share exchange and the number obtained by multiplying the number of shares issued by SEGA CORPORATION on the day preceding the share-for-share exchange by 0.28; provided, however, that any number less than one-hundredth (1/100) of one share shall be disregarded.

(Initial business year)

Article 2 Notwithstanding the provision of Article 42 hereof, the initial business year of the Company shall be from the date of establishment of the Company to March 31, 2005.

(Initial term of office of statutory auditors)

Article 3 Notwithstanding the provision of Article 35 hereof, the initial term of office of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders relating to the last closing of accounts within one (1) year of their assumption of office.

3rd proposal: To amend certain parts of the Articles of Incorporation

Summary of the proposal and reason for amendment

(1) To facilitate the holding of general meetings of shareholders and to enable general meetings of shareholders to be held throughout Tokyo, a new provision will be added to Article 12 of the present Articles of Incorporation with respect to the place of convocation of general meetings of shareholders.

(2) To make the management responsibility of directors clear and to enable the Company's management system to respond to changes in the management environment, the term of office of directors shall be shortened from two (2) years to one (1) year and an amendment shall be made to the provision of Article 19 of the Articles of Incorporation with respect to the term of office of directors.

(3) To provide for a vacancy in the number of statutory auditors stipulated by law, and to make it possible to elect a substitute statutory auditor in advance at an ordinary general meeting of shareholders, a new provision to the effect that a substitute statutory

auditor may be elected at an ordinary general meeting of shareholders shall be added to the provision of Article 31 of the Articles of Incorporation. Provisions relating to the election of a substitute statutory auditor shall be added to or created in Article 32 of the present Articles of Incorporation and a new provision relating to the term of office a substitute statutory auditor assuming the office shall be added to Article 33 of the present Articles of Incorporation.

(4) In accordance with the above amendments, changes in some words and phrases and the number of Articles will be made to the Articles of Incorporation.

(The modified parts are indicated by underlining.)

Present Articles of Incorporation		Proposed Amendment	
Article 1 ~ Article 11	(Omitted)	Article 1 ~ Article 11	(Not amended)
	(Convocation)		(Convocation)
Article 12	(Omitted)	Article 12	(Not amended)
	(New item)		<u>2.The general meetings of shareholders of the Company shall be convened within the wards of Tokyo.</u>
Article 13 ~ Article 18	(Omitted)	Article 13 ~ Article 18	(Not amended)
	(Term of Office of Directors)		(Term of Office of Directors)
Article 19	The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders relating to the final settlement of accounts within two (2) years of their assumption of office.	Article 19	The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders relating to the final settlement of accounts within <u>one (1) year</u> of their assumption of office.
2	(Omitted)	2.	(Not amended)
3.	(Omitted)	3.	(Not amended)

Present Articles of Incorporation	Proposed Amendment
Article 20 ~ (Omitted) Article 30	Article 20 ~ (Not amended) Article 30
(Number) Article 31 (Omitted) (New item)	(Number) Article 31 (Not amended) 2.To provide for a vacancy in the Board of Statutory Auditors given the number stipulated by law, the Company may elect a substitute statutory auditor in advance at an ordinary general meeting of shareholders.
(Method of Election) Article 32 Statutory auditors shall be elected by a majority of the voting rights of the shareholders present at the relevant general meeting of shareholders and the presence of shareholders representing at least one-third (1/3) of all shareholders shall be required to make a quorum for the election of statutory auditors. (New item)	(Method of Election) Article 32 Statutory auditors and a substitute statutory auditor shall be elected by a majority of the voting rights of the shareholders present at the relevant general meeting of shareholders and the presence of shareholders representing at least one-third (1/3) of all shareholders shall be required to make a quorum for the election of statutory auditors. 2.Pre-election of a substitute statutory auditor shall remain valid until the first ordinary general meeting of shareholders is held after their pre-election.
(Term of Office of Statutory Auditor) Article 33 (Omitted) 2.The term of office of statutory auditors elected due to a vacancy shall expire when the term of office of a resigned statutory auditor would otherwise expire.	(Term of Office of Statutory Auditor) Article 33 (Not amended) 2.The term of office of statutory auditors elected due to a vacancy and substitute statutory auditor taking office shall expire when the term of office of a resigned statutory auditor would otherwise expire.
Article 34 ~ (Omitted) Article 43	Article 34 ~ (Not amended) Article 43

4th proposal: To Elect Eight Directors

The term of office of all seven directors will expire at the conclusion of this general meeting of shareholders and we intend to increase the number of directors by one for the purpose of extending our business operations. We are seeking the election of eight directors.

If the third proposal, to amend certain parts of the Articles of Incorporation, is approved and adopted, the term of office of directors who assume the post after this general meeting shall be one year.

The nominees for director are set out below.

No. of nominees	Name (Date of Birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Company
1	Hajime Satomi (January 16, 1942)	March 1980	President and Representative Director of the Company (current position)	24,165,585 shares
		May 2002	Chairman and CEO of Sammy Holding Co., Inc (current position)	
		June 2003	Chairman of SI ELECTRONICS, Ltd. (current position)	
		November 2003	Chairman of Sammy NetWorks Co., Ltd. (current position)	
		February 2004	Chairman and Representative Director of SEGA CORPORATION (current position)	
2	Toru Katamoto (September 10, 1946)	March 1978	Joined the Company.	148,500 shares
		March 1989	Director and Division Manager of the Materials Division of the Company	
		April 1997	Managing Director and Senior Division Manager of the SP Sales Division of the Company	
		June 1999	Senior Managing Director and Senior Division Manager of the SP Sales Division of the Company	
		June 2000	Senior Managing Director and Senior Division Manager of the SP Sales Division and Manager, SP Development Division and Production Division of the Company	
		June 2001	Senior Managing Director and Manager, SP Sales Division and Production Division of the Company	
		April 2002	Senior Managing Director and Manager, SP Sales Division, Production Division and SP Business Control Office of the Company	
		July 2002	Senior Managing Director and Manager, SP Sales Division and SP Business Control Office of the Company (current position)	
		June 2003	Director of JOYCO SYSTEMS Corporation (current position)	
		April 2004	President and Representative Director of Sammy Design Co., Ltd. (current position)	

No. of nominees	Name (Date of Birth)	Brief Career Profile and Other Corporate Representations	Shareholding in the Company
3	Keishi Nakayama (July 23, 1942)	September 1989 Joined the Company and Division Manager of the General Affairs Division April 1997 Director and General Manager of the President's Office of the Company January 2000 Managing Director and General Manager of the President's Office of the Company June 2000 Managing Director and General Manager of the President's Office and Manager, Group Companies of the Company June 2001 Managing Director and Manager of the President's Office of the Corporation March 2003 Director of Sammy NetWorks Co., Ltd. (current position) April 2003 Managing Director and Manager, Planning Division and General Manager of the President's Office of the Company June 2003 Director of Sammy Design Co., Ltd. August 2003 Managing Director and Manager, Planning Division and President's Office of the Company October 2003 Director of Sammy Golf Entertainment (current position) March 2004 Senior Managing Director and Manager, President's Office of the Company (current position)	284,550 shares
4	Kiyofumi Sakino (April 21, 1948)	June 1999 Joined the Company and Director and Division Manager of the Administration Division of the Company June 2000 Managing Director and Division Manager of the Administration Division and Manager, AM Business Division of the Company June 2001 Managing Director and Manager of the Administration Division and Audit Office of the Company April 2003 Managing director and Division Manager of the Administration Division and Manager, Audit Office of the Company April 20004 Managing Director and Manager, Administration Division and Audit Office of the Company (current position)	33,000 shares

No. of nominees	Name (Date of Birth)	Brief Career Profile and Other Corporate Representations	Shareholding in the Company
5	Yoshiharu Suzuki (May 19, 1953)	June 2001 Director and Managing AM Business Division of the Company August 2001 Director of SI ELECTRONICS, Ltd. (current position) January 2002 Director of RTzen, Inc. (current position) April 2002 Director and Senior Division Manager of the AM/N.E.W.S business control office May 2002 Outside Director of Dimps Corporation. (current position) June 2002 Managing Director and Manager, AM Business Division and Senior Division Manager of the AM/N.E.W.S Business Control Office (current position) October 2002 Chairman of Sammy USA Corporation (current position) October 2002 Chairman of Sammy Studios, Inc (current position) October 2002 Chairman and Representative Director of Sammy Europe Limited (current position) December 2002 Director of IP 4 Inc. (current position) March 2003 Director of Sammy NetWorks Co., Ltd. (current position) April 2003 President and Representative Director of SAMMY AMUSEMENT SERVICE CO., LTD. (current position) June 2003 Director of APANDA Inc. (current position) July 2003 Vice-Chairman and Director of Sammy Holding Co., Inc (current position) February 2004 Director of SEGA CORPORATION (current position)	62,100 shares

No. of nominees	Name (Date of Birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Company
6	Kenkichi Yoshida (February 2, 1962)	January 1995	Joined the Company and Development Manager of the SP Business Division	39,000 shares
		June 2000	Senior Executive Officer and Division Manager of the SP R&D Division of the Company	
		October 2000	Director and Division Manager of the SP R&D Division of the Company	
		August 2001	Director of SI ELECTRONICS, Ltd. (current position)	
		April 2002	Director and Senior Division Manager of the R&D Control Office of the Company	
		June 2002	Director of RODEO Co., Ltd.	
		July 2002	Director and Manager, Production Division and Senior Division Manager of the R&D Control Office of the Company	
		March 2003	Director of Sammy NetWorks Co., Ltd. (current position)	
		June 2003	Director of IP4 Inc. (current position)	
		July 2003	Director of Sammy Holding Co., Inc (current position)	
		July 2003	Director of Sammy Studios, Inc (current position)	
		April 2004	Managing Director and Manager, Production Division and Senior Division Manager of the R&D Control Office of the Company (current position)	

No. of nominees	Name (Date of Birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Company
7	Hideo Yoshizawa (August 27, 1964)	July 2001	Joined the Company and Deputy General Manager of the President's Office and Administration Planning Division of the Company	None
		April 2002	Manager of the President's Office and Administration Planning Office of the Company	
		June 2002	Director of MAXBET CO., LTD. (current Sammy Rental Service) (current position)	
		June 2002	Executive Officer and Deputy General Manager of the President's Office of the Company	
		April 2003	Executive Officer and Deputy General Manager of the Planning Division	
		May 2003	Executive Officer and Division Manager of the Planning Division	
		October 2003	Director of Sammy Golf Entertainment (current position)	
		April 2004	Executive Officer and Division Manager of the Administration Division of the Company (current position)	
8	Katsuya Kondo (February 25, 1967)	October 1994	Joined the Company and Deputy General Manager of the SP Business Division and the Administration Division	53,250 shares
		April 2000	Division Manager of the SP Business Division and the Business Administration Division and Manager of Tokyo Branch Office of the Company	
		December 2000	Division Manager of the SP Sales Division of the Company and seconded to JOYCO SYSTEMS Corporation	
		August 2002	Division Manager of the SP Sales Division of the Company	
		May 2003	Executive Officer and Division Manager of the SP Sales Division of the Company (current position)	
		June 2003	Director of RODEO Co., Ltd.	

(Notes)

1. Hajime Satomi, nominee for director, serves as Chairman and Representative Director of SEGA CORPORATION, chairman and CEO of Sammy Holding Co., Inc., Chairman of SI Electronics Ltd. and of Sammy NetWorks Co., Ltd., and each of these companies is engaged in operations similar to those SAMMY CORPORATION.
2. Toru Katamoto, nominee for director, serves as President and Representative Director of Sammy Design Co., Ltd. and Director of JOYCO SYSTEMS Corporation and each of these companies is engaged in operations similar to those of SAMMY CORPORATION.
3. Keishi Nakayama, nominee for director, serves as Director of Sammy NetWorks Co., Ltd. and Sammy Golf Entertainment and each of these companies is engaged in operations similar to those of SAMMY CORPORATION.
4. Yoshiharu Suzuki, nominee for director, serves as Chairman and Representative Director of Sammy Europe Limited, President and Representative Director of Sammy Amusement Service Co., Ltd., Chairman of Sammy USA Corporation, Sammy Studios, Inc, and Sammy Holding Co., Inc. and Director of SI Electronics Ltd., RTzen, Inc., IP4 Inc., Sammy NetWorks Co., Ltd., APANDA Inc. and SEGA CORPORATION, and Non-Executive Director of Dimps CORP. and each of these companies is engaged in operations similar to those of SAMMY CORPORATION.
5. Kenkichi Yoshida, nominee for a director, serves as Director of SI Electronics Ltd., Sammy NetWorks Co., Ltd., IP4 Inc., Sammy Holding Co., Inc, and Sammy Studios, Inc and each of these companies is engaged in operations similar to those of SAMMY CORPORATION.
6. Hideo Yoshizawa, nominee for director, serves as Director of MAXBET CO., LTD (currently Sammy Rental Service) and Sammy Golf Entertainment and each of these companies is engaged in operations similar to those of SAMMY CORPORATION.
7. Other than the above, Hajime Satomi, President and Representative Director, Yoshiharu Suzuki, Managing Director, and Kenkichi Yoshida, Managing Director, also serve as executive officers.
8. There is no conflict of interest between the other nominees for director and the Company.

5th proposal: To Elect Three Statutory Auditors

At the conclusion of this general meeting of shareholders, Mr. Mamoru Makaya, Statutory Auditor, and Mr. Etsuo Sakai, Statutory Auditor, will leave office due to the expiration of their term of office, and Mr. Ryoichi Arai, Statutory Auditor, will resign. We ask our shareholders to elect three new statutory auditors.

The approval of the Board of Statutory Auditors has been obtained with respect to this proposal.

The nominees for statutory auditors are as shown below.

No. of nominee	Name (Date of Birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Company
1	Hisao Hirakawa (June 24, 1943)	June 1994 June 1996 June 2001 June 2003	Head of the Underwriting Division of Marusan Securities Managing Director of Marusan Securities President and Representative Director of Marusan Finance Managing Director of Marusan Securities	300 shares
2	Etsuo Sakai (July 4, 1938)	December 1998 June 2000	Special Advisor to Nikko Securities Auditor of the Company (current position)	9,000 shares
3	Akio Kioi (August 5, 1934)	April 1960 April 1962 March 1980 April 1996 April 1999 August 1999	Registered with The Japan Federation of Bar Associations Establishment of Naniwa-Kyodo Law Office (current position) Member of the Anti-Racketeering Committee through intercession in civil disputes of The Japan Federation of Bar Associations (current position) Chairman of The Japan Federation of Bar Associations Vice President and Representative Director of The Resolution and Collection Corporation President and Representative Director of the same company	None share

(Note)

1. All of the above three nominees for statutory auditors are nominees for outside auditors set out in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (*Kabushiki Kaisha*).
2. There is no conflict of interest between the above nominees for auditors and the Company.

6th proposal: To Elect One Substitute Statutory Auditor

To provide for a vacancy in the Board of Statutory Auditors, given the number stipulated by law, we ask our shareholders to elect one substitute statutory auditor on the assumption that the third proposal, to amend certain parts of Articles of Incorporation is approved.

We have already obtained the approval of the Board of Auditors with respect to this proposal

The nominee for the position of substitute statutory auditor is shown below.

Name (Date of Birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Company
Mineo Enomoto (December 12, 1950)	April 1978 May 2000	Registered with The Japan Federation of Bar Associations Establishment of Mineo Enomoto Law Firm (current position)	2,700 shares

(Note)

1. The above nominee for the substitute statutory auditor meets the requirements of outside statutory auditors set out in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (*Kabushiki Kaisha*).
2. There is no conflict of interest between the above nominee for substitute statutory auditor and the Company.

7th proposal: To Grant Retirement Allowances to a Retiring Director and Statutory Auditors

We ask our shareholders to grant retirement bonuses to Mr. Takashi Hirayama, a director retiring from office at the expiration of his term of office, Mr. Mamoru Makaya, an statutory auditor retiring from office at the expiration of his term of office, and Mr. Ryoichi Arai, an statutory auditor resigning from office at the conclusion of this general meeting of shareholders, of an appropriate amount in compliance with Company standards, to recognize the excellent service they have rendered during their terms of office.

We ask our shareholders to grant the Board of Directors, in the case of the retiring director, and the Board of Statutory Auditors, in the case of the retiring and resigning auditors, the authority to decide on the specific amount of the bonus, as well as the time and means of granting them.

A brief business history of the retiring director and retiring and resigning statutory auditors is shown below.

Name	Brief Career Profile
Takashi Hirayama	June 2002 Director of the Company (current position)
Mamoru Makaya	June 1997 Standing Statutory Auditor of the Company (current position)
Ryoichi Arai	June 1999 Standing Statutory Auditor of the Company (current position)

Attachment II


Sammy
Business Report 2004
Report and Reference From the 29th
Ordinary General Meeting of Shareholders

Contents

To Our Shareholders
Business Combination Through Establishment of a Joint Holding Company 2
(Report and Reference from the 29th Ordinary General Meeting of Shareholders)
Overview of Business 4
Overview of Company 14
Balance Sheet 22
Statement of Income 23
Notes 24
Proposal for Appropriation of Retained Earnings 27
Report of Independent Public Accountant (copy) 28
Board of Corporate Auditors' Report (copy) 29
(Reference)
Consolidated Financial Highlights 30
Condensed Consolidated Balance Sheets 31
Condensed Consolidated Statements of Income 32
Condensed Consolidated Statements of Cash Flows 33
Topics at Sammy 34
Hokuto No Ken—a Major Hit 36
Major Products in Fiscal 2004 37
Grand Opening of *Sammy Ebisu Plaza* 38
Launch of the Sammy Group Website 39
Live Webcast of the General Meeting of Shareholders 40
Investor's Guide—Sammy's IR Homepage 40
Results of Shareholder Survey 41

This is a translation of the original business report in the Japanese language mailed on June 10, 2004 to shareholders in Japan, and is for reference purposes only.

To Our Shareholders

In fiscal 2004, ended March 31, 2004, unit sales in the pachislot business were sharply higher than initial forecasts. The combined total of Sammy brand, Rodeo brand and OEM machines (those marketed under the brands of our business partners) rose to approximately 591,000 units, nearly 125,000 units more than in the previous year. Our pachislot machine *Hokuto No Ken* (Fist of the North Star), which went on sale in October 2003, was especially well received, selling over 259,000 units during the year. This officially makes *Hokuto No Ken* the bestselling pachislot game in the industry's history, with many more units expected to ship in the current fiscal year. In January 2004, we entered into a fundamental agreement for a business tie-up with International Game Technology (IGT), the world's top slot machine manufacturer. Our aim is to leverage cooperative production of pachislot machines with IGT's Japan-based affiliate and the sharing of information to expand Sammy's business.

In the pachinko business, we continued to bolster development and steadily raised Sammy Corporation's brand profile as a pachinko machine manufacturer. These actions lifted pachinko unit sales a substantial approximate 166,000 units over the previous year, to 248,000 units. Unit sales in both pachinko and pachislot were the highest on record for Sammy.

CR-MOJYUOH, a pachinko machine incorporating the game play of pachislot big hits *JYUOH* and *MOJYUOH*, was a particularly strong seller. Launched in January 2004, this machine sold 82,000 units, Sammy's best performance yet in this genre.

In the New Entertainment World of Sammy (NEWS) business, in addition to the *REVOLUTION II* series of pachislot and pachinko machines specially redesigned for use in amusement arcades and the *Kids'* series of token-based medal game machines for children, April 2003 saw the worldwide launch of Sammy's new arcade game machine *ATOMISWAVE*, one of our strategic products. Meanwhile, in home videogame software, alongside new titles in our popular *Jissen Pachislot Hisshoho!* series of pachislot simulations, we released our first titles in the action game genre, *SPY FICTION* and *SEVEN SAMURAI 20XX*.

These actions drove our top- and bottom-line performance sharply higher on the year. Net sales jumped 51.0% to ¥227,174 million, with ordinary income up 39.4% to ¥71,440 million. Net income, meanwhile, climbed 40.6% to ¥34,866 million.

During the fiscal year, we conducted 1.5-for-1 stock split with no consideration (date of record: December 31, 2003) as a means of both returning profits to our loyal and supportive shareholders, and improving liquidity of our shares and broadening Sammy's investor base. As for dividends, we paid an interim dividend of ¥40 per share and plan to pay a year-end dividend of ¥50 per share. This includes a commemorative dividend of ¥10 per share to mark record-breaking unit sales of the *Hokuto No Ken* pachislot machine in addition to the ordinary dividend of ¥40 per share. And as announced elsewhere, we have presented Sammy's own *Edy* debit cards (¥1,000 denomination) to shareholders possessing at least one trading unit (100 shares) as of March 31, 2004.

Sammy Corporation and SEGA CORPORATION have resolved at the meetings of their respective Board of Directors on May 16, 2004 to establish SEGA SAMMY HOLDINGS INC. as a joint holding company through a share-for-share exchange and conduct a business combination as wholly owned subsidiaries of the Holding Company, subject to approvals of the shareholders and relevant regulatory authorities, and, in connection therewith, have entered into a Share-for-Share Exchange Agreement.



President and CEO, Hajime Satomi

The integration of management resources will enable Sammy and SEGA to complement each other's businesses, capture synergies and improve efficiency in domestic and overseas operations, and strengthen the Group's financial and management base to help bring growth strategies to fruition. Ultimately, these benefits will solidify the Group's position as a truly global, comprehensive entertainment company and maximize enterprise value.

In closing, on behalf of the Sammy Group, I ask for your continued support of our future endeavors.



② Business Combination Through Establishment of a Joint Holding Company

Sammy Corporation (President: Hajime Satomi, Headquarters: Tokyo, hereinafter "Sammy") and SEGA CORPORATION (President: Hisao Oguchi, Headquarters: Tokyo, hereinafter "SEGA") have resolved at the meetings of their respective Board of Directors on May 18, 2004 to establish SEGA SAMMY HOLDINGS INC. (the "Holding Company") as a joint holding company through a share-for-share exchange (the "Transaction") and conduct a business combination (the "Business Combination") as wholly owned subsidiaries of the Holding Company, subject to approvals of the shareholders and relevant regulatory authorities, and, in connection therewith, have entered into a Share-for-Share Exchange *(Kyodo Kabushiki-Iten)* Agreement.

Sammy and SEGA have reached an agreement on the Business Combination for the purpose of maximizing corporate value by combining the management resources and maximizing synergistic benefits in order to further strengthen their position as a globally integrated entertainment company.

Sammy and SEGA have minimal overlap and competition with each other's businesses and are expected to achieve complementary results. The Business Combination aims to harmonize both companies' technical development capabilities with Sammy's high growth potential and profitability, and SEGA's globally renown brand name, while concurrently pursuing synergistic benefits and business efficiencies in order to accelerate both companies' international business development, thereby enabling both companies to fortify their combined presence as an integrated entertainment company.

The Business Combination is scheduled to proceed as follows. On June 25, 2004, Sammy will hold a shareholders' meeting, followed by a meeting of SEGA's shareholders on June 29, 2004. The effective date of delisting of Sammy and SEGA shares will be September 27, 2004. The effective date of the Transaction, the commercial registration of the Holding Company and listing of the Holding Company shares is scheduled for October 1, 2004.


SEGA SAMMY
Sammy President and CEO Hajime Satomi (left) and SEGA President and Representative Director Hisao Oguchi at the press conference announcing the business combination between the two companies on May 19, 2004.

Sammy and SEGA may change the above schedule upon discussion should any significant issues arise as the Business Combination planning process proceeds.

One Holding Company share will be allotted in exchange for each Sammy share, and 0.28 Holding Company shares will be allotted in exchange for each SEGA share. The Holding Company will adopt the unit system and one unit will comprise 100 shares.

Based on the results of valuation analysis conducted by financial advisors appointed by the respective companies, Sammy and SEGA had extensive negotiations and came to an agreement on the above Exchange Ratio. Each company received a fairness opinion on the Exchange Ratio from a financial point of view from their respective financial advisors: Morgan Stanley Japan Limited for Sammy and Daiwa Securities SMBC Co. Ltd. for SEGA.

It should be noted that should any material changes related to various assumptions underlying the calculations of the Exchange Ratio occur, the Exchange Ratio may be subject to change following further discussions between Sammy and SEGA.

[Outline of the Holding Company]

SEGA SAMMY HOLDINGS

(1) Name:
SEGA SAMMY HOLDINGS INC.

(2) Function:
Provide an overall group management function through planning, operation and administration of the entire group, managing and controlling business operations of each company with each subsidiary's authority and responsibility clearly defined, thereby optimizing the efficiency of the overall group.
Devise and execute a group strategy to spur profit growth and achieve the effects of integration in a timely manner by utilizing management resources.

(3) Headquarters:
Minato-ku, Tokyo

(4) Directors and Statutory Auditors (Current Positions):
Chairman, President and Representative Director
Hajime Satomi (SEGA Chairman and Representative Director, Sammy President and Representative Director)
Vice Chairman and Director
Hisao Oguchi (SEGA President and Representative Director)
Senior Managing Director
Keishi Nakayama (Sammy Senior Managing Director)
Managing Director
Kiyofumi Sakino (Sammy Managing Director)
Director
Hideki Okamura (SEGA Senior Executive Officer)
Director
Kenkichi Yoshida (Sammy Managing Director)
Director
Yasuo Tazoe (SEGA Executive Officer)
Standing Statutory Auditor
Kazutada Ieda
Statutory Auditor
Akio Kioi
Statutory Auditor
Ryoichi Arai
Statutory Auditor
Toshio Hirakawa

(Note) The Statutory Auditors candidates listed above are the outside Statutory Auditors as defined in paragraph 1 of Article 18 of the Audit Special Exceptions Law of Japan (Law No. 22 of 1974).

(5) Number of Staff:
approximately 50 persons

(6) Capital Stock:
10 billion yen

(7) Fiscal Year-end:
March 31

(8) Auditing Firm:
KPMG AZSA & Co.

(9) Business Prospects after the Transaction:
Business prospects after the Transaction will be announced as they become available after further discussion.

④ Overview of Business

(1) Review of Operations

During the fiscal year ended March 31, 2004, persistent weakness hindered a recovery in personal income and employment in Japan. Concerns over possible tax hikes and uncertainty surrounding the country's pension system were other factors that sapped vitality from consumer spending. Exports, however, flourished as overseas economies rebounded, supporting improved corporate earnings particularly among manufacturers. These trends have fueled growing anticipation that overseas demand will soon jumpstart a full economic recovery.

In the pachislot and pachinko industry, a shift towards large-scale gaming centers has driven an increase in the total number of machines in Japan for five years running. An inevitable consequence of this trend is that the number of stand-alone pachinko halls declined for the eighth consecutive year, as small and medium-sized operators were weeded out of the market.

January 2004 saw the announcement of some amendments to the law governing the pachislot and pachinko industry in Japan that will come into force in July 2004. The amendments are expected to toughen basic measures for preventing unfair practices and impose controls on the gaming nature of machines.

The amusement arcade industry as a whole, meanwhile, saw positive signs emerge. Network gaming, a key market sector, is getting a boost from the appearance of a host of new game and service genres, with a stable growth track also apparent in token-based medal games. In amusement facilities, in addition to aggressive development of primarily large-scale amusement centers and other new facilities, growth remains strong in shopping center-based facilities aimed at younger audiences.

The home videogame software industry is witnessing a gradual weakening in hardware sales as time elapses since the launch of the current cycle of major game consoles. The software market is also contracting overall due to a lack of noteworthy titles, with the exclusion of follow-ups to previous hit games.

In this operating environment, the Sammy Group positioned several themes to guide its concerted effort to enhance the Group's presence as a global, comprehensive entertainment company. These themes were namely maintaining Sammy's leading share in pachislot machines, currently the Group's core business; raising the profile of the Sammy brand and its sales share in pachinko machines; and attaining profitability as quickly as possible in the NEWS business, which Sammy is striving to expand worldwide.

In pachislot machines, Sammy developed products with a renewed emphasis on game play and entertainment value in light of upcoming amendments to laws in Japan governing gaming machines. The focus of these efforts was Sammy's 3 "D" Project, designed to generate surprise and excitement among pachislot players. From this project, Dream Reel, which features an unprecedented range of actions, and Doughnut Vision, incorporating the industry's largest doughnut-shaped, 20-inch LCD, were among the technologies announced by Sammy during the year as it launched pachislot machines built around innovative concepts.

In pachinko machines, Sammy continued efforts from the previous year to bolster its R&D structure. Attention was also given to enhancing the product lineup by raising the number of machines receiving regulatory approval, and amassing expertise in the development of pachinko machines. To lay the groundwork for meeting diversifying market needs, the Sammy Group made its first attempts at the development of so-called "Variant 2" and "Variant 3" pachinko machines, also known in the market as the *"Hanemono"* and *"Kenrimono"* machine varieties. The market launch of these innovative machines, with features that bring an unprecedented level of interaction to the pachinko gaming experience, led to a substantial leap in unit sales during the year, as efforts to reinforce R&D capabilities in this area paid off.

In the NEWS business, Sammy drove operations forward to nurture this business into a pillar for supporting the Group's sustainable growth. During the year, Sammy released the amusement arcade machine *ATOMISWAVE*, a strategic product and the pinnacle of years of R&D, as the starting point for the Group's global business strategies.

Sammy branched out into the commercial facility

development business with its first project, *Sammy Ebisu Plaza,* which is set to become the flagship facility in this business. The Group also aggressively pursued other initiatives for generating new demand across the breadth of the field of entertainment.

As a result of the above, as compared with the previous fiscal year, net sales increased by 51.0% to ¥227,174 million, ordinary income increased by 39.4% to ¥71,440 million, and net income increased by 40.6% to ¥34,866 million.

(2) Review of Operations by Business Segment

Pachislot machines

Guided by the key concept, "If it's new, it's from Sammy," the Group took optimal advantage of its dominant development strengths creating new technologies and functions, and providing products with a heightened degree of game play and entertainment value. In pachislot machines, these actions resulted in the sale of over 259,000 units of *Hokuto No Ken (Fist of the North Star)* in fiscal 2004 alone. This performance makes *Hokuto No Ken,* launched in October 2003, the biggest-selling pachislot machine in the industry's history, with many more units expected to ship in the current fiscal year. The machine features an LCD interface that accurately recreates the atmosphere of the wildly popular *"Fist of the North Star"* comic book, as well as a "Battle Bonus" round, a never-before-seen function for pachislot machines. These outstanding features combine to produce the quality game play that has won *Hokuto No Ken* such high marks. Sammy rolled out other new products, including *King Camel,* a machine incorporating Dream Reel, the first product from Sammy's 3 "D" Project, and *Gamera High Grade Vision,* equipped with Doughnut Vision, the second technological development from this project.

As a result of the above, as compared with the previous year, net sales increased by 37.0% to ¥166,667 million. Monetary and unit sales both represented record highs for Sammy.

Main Pachislot Machines and Units Sold

Variety	Units Sold
Hokuto No Ken (Sammy)	259,000
King Camel (Sammy)	42,000
Slotter Kintaro RX (Rodeo)	52,000
Gamera High Grade Vision (Rodeo)	30,000
Mach GoGoGo (OEM)	44,000
Others	162,000
Total	591,000



Pachislot machine
Hokuto No Ken
©Buronson, Tetsuo Hara
©Sammy

Pachinko machines

Sammy responded to calls for greater diversity from the pachinko machine market by launching a number of distinctive machines equipped with new functions available nowhere else.

One hit was *CR-MOJYUOH*, Sammy's best-selling pachinko machine series to date with over 82,000 units sold. This series incorporates the game play of the big hit *JYUOH* and *MOJYUOH* pachislot machines, and allows players to select the game mode of their choice. Another pachinko series introduced was *CR Rikidozan*, conceptually based on legendary Japanese pro-wrestler Mitsuhiro Rikidozan. This series shatters the conventional thinking on pachinko machines by replacing the traditional jackpot interface with an LCD of Rikidozan facing off against an opponent, whereby a victory for Rikidozan translates into a jackpot for the player.

The foregoing helped this business match the pachislot machine business, with record-high monetary and unit sales. As compared with the previous year, net sales jumped by 197.9% to ¥49,059 million.

Main Pachinko Machines and Units Sold

Variety	Units Sold
CR-MOJYUOH series	82,000
CR Rikidozan series	39,000
CR City Hunter series	36,000
CR Sonic series	27,000
Others	62,000
Total	246,000



Pachinko machine
CR-MOJYUOH
©Sammy



Pachinko machine
CR Rikidozan
©RIKI Enterprise
©Sammy

Amusement arcade equipment

Sammy continued to witness healthy growth in the *REVOLUTION II* series of pachislot and pachinko machines specially redesigned for use in amusement arcades, as well as robust growth in its *Kids'* series of token-based medal game machines for children. The Sammy Group also launched worldwide sales of its new amusement arcade machine platform *ATOMISWAVE* during the fiscal year. Dedicated software for this new platform included titles such as *Guilty Gear Isuka*, a game compatible with *AW-NET*, a service that enables users to link arcade games to mobile content via a network connection.

As a result of the above, as compared with the previous year, net sales increased by 27.5% to ¥6,536 million.

Home videogame software

Sammy launched for sale in Japan, North America and Europe *SEVEN SAMURAI 20XX* and *SPY FICTION*, its first foray into the action game genre. Sammy also released three titles in its popular *Jissen Pachislot Hisshoho!* series of pachislot simulations. Despite these actions, lingering weakness in the domestic market and the lackluster sales of game controllers and other peripherals decreased net sales by 47.7% to ¥2,570 million.



Amusement arcade equipment
ATOMISWAVE



Home videogame software
SEVEN SAMURAI 20XX
©Sammy/Dimps Corporation 2004
©KUROSAWA PRODUCTION Inc./
Character concept by
Moebius/Opening&Ending Theme
Music by Ryuichi Sakamoto

(3) Capital Expenditures

Capital expenditures during the fiscal year totaled ¥9,358 million. This figure is largely attributed to the acquisition of buildings and other items accompanying the start of Sammy's commercial facility development operations in the fiscal year under review. In response to the increase in pachislot and pachinko unit sales and the greater recycling of older machines, Sammy boosted the efficiency of its sales activities to win orders by investing in a network that links pachislot and pachinko machine buyers. On the production side, Sammy invested in major upgrades for the production line at the Kawagoe Factory to enhance productivity, and also opened three new distribution centers in Saitama, Osaka, and Fukuoka prefectures.

(4) Financing

In June and August 2003, Sammy issued unsecured bonds with an aggregate amount of ¥15,000 million. In March 2004, Sammy issued convertible bonds with stock acquisition rights due 2009 with an aggregate amount of ¥40.0 billion on the London Stock Exchange. Furthermore, a total of ¥14,543 million was paid in due to the exercise of stock acquisition rights following the allotment to shareholders in the previous fiscal year.

(5) Issues to be Addressed

In July 2004, the pachislot and pachinko industry will see some amendments come into force for the law governing the industry in Japan. These amendments are expected to toughen measures for preventing unfair practices and impose controls on the gaming nature of machines. In the wake of these changes, more weight than ever will be given to game play and entertainment value as vital elements differentiating pachislot and pachinko machines in the marketplace. This is likely to bring technological disparities among industry manufacturers to the fore.

In pachislot machines, concerns have been raised that the genre's popularity may suffer due to the impact of these impending amendments on several pachislot varieties. However, backed by the runaway success of *Hokuto No Ken*, the best-selling pachislot machine in the industry's history, the Sammy Group is confident that its advanced technology will enable it to win staunch approval from the market even after the amendments have taken effect by continuing to roll out captivating products. In the years ahead, the Sammy Group will remain committed to maintaining its top market share in terms of annual unit sales, bringing its dominant R&D capabilities to bear to develop new functions and strengthening the brand equity that Sammy has built to date.

In pachinko machines, the aforementioned amendments will eliminate gaming machine classifications and prompt other changes that will enable a greater degree of variation in machine development. This should result in machines that break the conventional mold by incorporating innovative concepts. Going forward, the Sammy Group will strive as always to boost its development capabilities in this area, launching products with creative concepts that could only originate from Sammy. The goal is to be the market leader in pachinko machines as well, raising the profile of the Sammy Group as a name to watch in pachinko and pachislot alike.

Sammy recognizes that in addition to bolstering the business base and achieving constant growth in the pachislot and pachinko businesses, generating new earnings streams from businesses in other areas of entertainment will be indispensable to growing as a truly comprehensive entertainment company.

Guided by this policy, Sammy acquired 22.4%, or 39,148,600 of the issued and outstanding shares of SEGA CORPORATION in December 2003, making that company an equity-method affiliate. Collaborations between the two companies in the past have led to the appearance of SEGA's popular character, *Sonic the Hedgehog,* in Sammy's pachinko machines and other developments. Sammy's recent equity investment in SEGA will reinforce cooperative ties across the full range of business fields, expanding and accelerating growth in entertainment-related businesses outside pachislot and pachinko, and strengthening Sammy's expansion into overseas markets.

In amusement arcade equipment, Sammy is involved in a concerted effort to transform *ATOMISWAVE,* the arcade game platform launched during the March 2004 fiscal year, into the de facto standard. In addition to the full-scale operation of *AW-NET,* poised to become a predominant network gaming format in the coming years, Sammy is securing business ties with influential software development houses in Japan to gain a full lineup of dedicated software to aggressively develop *ATOMISWAVE* in previously uncultivated areas and locations.

In home videogame software, Sammy is steadily releasing pachislot simulations and has stepped up development in other game genres. Sammy is also expanding business with an eye on profitability by using partnerships with influential game software developers to further enhance the already outstanding content of its software releases.

In the fiscal year ended March 31, 2004, Sammy commenced operations in its commercial facility development business. In July 2004, it plans to open *Sammy Ebisu Plaza* in Dotonbori, Osaka. This plaza, as a comprehensive entertainment center, counting a "food theme park," an "amusement zone" and a fitness club among its facilities, will become a focal point of Sammy's operations in the commercial facility development business.

Going forward, as it produces more "entertainment spaces" that fuse commercial developments and amusement centers, the Sammy Group will utilize the synergistic effects of each facility type to attract customers, in the process improving the efficiency of its operations.

(6) Business Results and Financial Position

Fiscal year / Item	FY2001 (Apr. 1, 2000 to Mar. 31, 2001)	FY2002 (Apr. 1, 2001 to Mar. 31, 2002)	FY2003 (Apr. 1, 2002 to Mar. 31, 2003)	FY2004 (Apr. 1, 2003 to Mar. 31, 2004)
Net sales (¥ million)	67,706	142,394	150,462	227,174
Ordinary income (¥ million)	18,981	51,705	51,230	71,440
Net income (¥ million)	9,873	23,375	24,797	34,866
Net income per share (¥)	389.45	442.39	470.76	460.89
Total assets (¥ million)	73,361	116,268	106,235	276,277
Net assets (¥ million)	29,037	56,660	66,604	116,526

(Notes)

1. Net income per share is calculated based on the average number of shares outstanding during the relevant fiscal year, excluding treasury stock. In fiscal 2001, a 2-for-1 stock split was conducted on November 20, 2000. In fiscal 2002, 1,000,000 new shares were issued via public offering on June 29, 2001, and a 2-for-1 stock split was conducted on November 20, 2001. In fiscal 2003, Sammy adopted "Accounting Standards for Net Income Per Share" (Business Accounting Standard No. 2) and "Policies Regarding Application of Accounting Standards for Net Income Per Share" (Polices Regarding Business Accounting Standards No. 4). In fiscal 2004, a 1.5-for-1 stock split was conducted on February 27, 2004. Net income per share for fiscal 2004 has been calculated as if the stock split was carried out at the beginning of the year.
2. In fiscal 2001, the new feature of assist time (AT), seen for the first time in the industry, and a new machine with assist replay (AR) were introduced. This, together with the implementation of our multi-brand strategy for capturing a higher market share in pachislot machines, resulted in net sales of ¥67,706 million, including pachislot machine sales of ¥46,303 million. Furthermore, the application of accounting standards regarding financial products from fiscal 2001, resulted in increases of ¥24 million in ordinary income and net income before tax compared with the previous method. On the other hand, the application of accounting standards regarding retirement benefits resulted in decreases of ¥8 million and ¥132 million in ordinary income and net income before tax, respectively. As a result of the above, net income in fiscal 2001 was ¥9,873 million.

   In fiscal 2002, the assist time (AT) feature became a runaway success. Riding this wave was Sammy's *JYUOH* pachislot machine, which appealed to a wide range of users and brought about a vast improvement in unit sales. This, coupled with greater commitment to Sammy's multi-brand strategy, resulted in net sales of ¥142,394 million, on the back of pachislot machine sales of ¥121,117 million. In spite of large extraordinary losses due to several mechanical issues with pachislot machines, net income rose sharply to ¥23,375 million.

   In fiscal 2003, Sammy introduced *MOJYUOH*-S, which features color LCD graphics thanks to a high-performance graphics chipset. *MOJYUOH*-S, the successor to the popular *JYUOH* pachislot machine, was a major hit, helping to lift sales to ¥150,462 million. Ordinary income edged lower to ¥51,230 million due to higher general and administrative expenses related to R&D expenditures primarily for the NEWS business. However, net income rose to ¥24,797 million, the result of a decline in extraordinary losses as compared with the previous fiscal year.

   For fiscal 2004 results, please refer to the "Review of Operations" section of the preceding Overview of Business.

(7) Other Subsequent Events

Sammy is currently involved in several patent infringement lawsuits regarding the production and sale of pachislot machines. The main points of the suits are stated below.

Sammy is confident that it has in no way infringed on patents held by other parties, and has maintained this position from the outset. Nevertheless, it is possible that the continuation of these suits may eventually affect Sammy's business performance.

On December 25, 2002, the Japan Patent Office forwarded documents to the parties to the lawsuit declaring its intention to nullify the patent discussed in items a. and b. below. Subsequently, on January 27, 2003, Aruze Corporation ("Aruze") filed documents with the Tokyo High Court to revoke this decision. A ruling on this matter is still pending.

In item c. below, Sammy confirmed the delivery of a decision from the Japan Patent Office dated November 17, 2003 invalidating the infringement claim brought by Aruze. Subsequently, Aruze filed an appeal with the Tokyo High Court on December 25, 2003 to revoke this decision. A ruling on this matter is still pending.

Sammy confirmed the delivery of a decision from the Japan Patent Office dated June 5, 2003 invalidating the utility model right in question in item d. On July 10, 2003, Abilit Corporation (the former Takasago Electric Industry Co., Ltd.) filed an appeal with the Tokyo High Court to revoke this decision. A decision on the case is still pending.

a. Suit by Aruze Corporation claiming ¥10,066 million in damages
   On March 19, 2002, Sammy was ordered by the Tokyo District Court to pay damages of ¥7,416 million to Aruze Corporation. Sammy immediately filed an appeal with the Tokyo High Court. The case is currently before the court.
b. Suit by Aruze Corporation claiming ¥1,430 million in damages
   Suit filed on March 26, 2001 with the Tokyo District Court. The case is currently before the court.
c. Suit by Aruze Corp. claiming ¥5,145 million in damages
   Suit filed on May 31, 2002 with the Tokyo District Court. The case is currently before the court.
d. Suit by ABILIT Corporation claiming ¥11,424 million in damages
   Suit filed in the Osaka District Court on July 16, 2002. The case is currently before the court.

The claim for damages of ¥1,500 million made by Aruze reported in previous business reports was dismissed by both the Tokyo District Court and the Tokyo High Court. Aruze appealed the case to the Supreme Court on June 17, 2003. Subsequently, Sammy won the case on January 20, 2004 following a reject by the Supreme Court to hear Aruze's appeal.

14 Overview of Company (As of March 31, 2004)

(1) Principal Businesses

Sammy's principal businesses consist of the development, manufacture, and sales of pachislot machines, pachinko machines, amusement arcade equipment, and home videogame software.

(2) Principal Branches, Sales Offices and Factories

Name	Location	Name	Location
Head Office	Toshima-ku, Tokyo	Yokohama	Nishi-ku, Yokohama, Kanagawa
Sapporo Branches	Shiraishi-ku, Sapporo, Hokkaido	Shizuoka	Shizuoka, Shizuoka
Sendai	Miyagino-ku, Sendai, Miyagi	Nagano	Nagano, Nagano
Tokyo	Taito-ku, Tokyo	Kanazawa	Kanazawa, Ishikawa
Nagoya	Chikusa-ku, Nagoya, Aichi	Kyoto	Fushimi-ku, Kyoto, Kyoto
Osaka	Naniwa-ku, Osaka, Osaka	Kobe	Chuo-ku, Kobe, Hyogo
Hiroshima	Minami-ku, Hiroshima, Hiroshima	Okayama	Okayama, Okayama
Fukuoka	Hakata-ku, Fukuoka, Fukuoka	Takamatsu	Takamatsu, Kagawa
Obihiro Sales Offices	Obihiro, Hokkaido	Oita	Oita, Oita
Aomori	Aomori, Aomori	Miyazaki	Miyazaki, Miyazaki
Morioka	Morioka, Iwate	Kawagoe Factory	Kawagoe, Saitama
Koriyama	Koriyama, Fukushima	Merchandise Management Center	Sayama, Saitama
Niigata	Niigata, Niigata	AM Business Division	Toshima-ku, Tokyo
Takasaki	Takasaki, Gunma	AM Business Division (Osaka Sales Office)	Yodogawa-ku, Osaka, Osaka
Saitama	Omiya-ku, Saitama, Saitama	R&D Control Office	Toshima-ku, Tokyo
Tsukuba	Tsukuba, Ibaraki	Kansai Distribution Center	Tsurumi-ku, Osaka, Osaka
Chiba	Chuo-ku, Chiba, Chiba	Kyushu Distribution Center	Kasuya-gun, Fukuoka
Tokyo	Taito-ku, Tokyo		

(3) Share Information

1. Number of shares authorized for issue .... 200,000,000 shares
2. Total shares issued and outstanding .... 87,500,718 shares

(Notes)
1. A 1.5-for-1 stock split conducted on February 27, 2004 increased the total number of shares issued and outstanding by 26,973,114 shares.
2. The total number of shares issued and outstanding increased by 148,100 shares, due to the exercise of stock subscription rights pursuant to Article 280, Paragraph 19 of the former Commercial Code of Japan.
3. The total number of shares issued and outstanding increased by 6,858,104 shares, due to the exercise of stock acquisition rights pursuant to Article 280, Paragraphs 20 and 21 of the Commercial Code of Japan.

3. Number of shareholders 23,909



Composition of Shareholders	(%)
Financial Institutions	11.42
Securities Companies	1.49
Other Companies	21.00
Foreign Institutions and Individuals	10.41
Japanese Individuals and Others	48.17
Sammy	7.51

4. Principal shareholders (top 10)

Name of Shareholder	Investment in Sammy		Sammy Investment in Shareholders	
	Shares held	Voting rights (%)	Shares held	Voting rights (%)
Hajime Satomi	24,165,585	30.03	–	–
SS PLANNING CORPORATION	9,498,200	11.80	–	–
FSC Co., Ltd.	7,086,420	8.80	–	–
Sammy Corporation	6,572,989	–	–	–
The Master Trust Bank of Japan, Ltd. (Trustee)	4,274,000	5.31	–	–
Bank of New York for Goldman Sachs International Equity, Ltd. Standing proxy: The Bank of Tokyo-Mitsubishi, Ltd.	2,099,900	2.60	–	–
Japan Trustee Services Bank, Ltd. (Trustee)	1,884,100	2.34	–	–
Naoya Harano	1,361,880	1.69	–	–
TAKAYAMA BUSSAN Co., Ltd.	571,500	0.71	–	–
State Street Bank and Trust Company 505041 Standing proxy: Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Office	520,000	0.64	–	–

(Note) Shares held by Sammy Corporation include 150 shares for which it is the registered but not the beneficial shareholder.

(4) Acquisition, Disposition and Holding of Treasury Stock

(1) Shares acquired
Purchase of shares pursuant to Article 210, Section 1 of the Commercial Code of Japan
Common stock 1,000,000 shares
Total acquisition cost ¥3,380 million
Purchase of shares constituting less than a trading unit
Common stock 23,106 shares
Total acquisition cost ¥86 million
Increase from the stock split on February 27, 2004
Common stock 2,188,151 shares

(2) Shares disposed
Common stock 46,548 million
Total proceeds from disposition ¥157 million

(3) Treasury stock held at fiscal year-end
Common stock 6,572,639 shares

(5) Stock Acquisition Rights

1) Stock Acquisition Rights Issued by Sammy

(Note) Information on stock subscription rights pursuant to Article 280, Paragraph 19 of the former Commercial Code of Japan, is in the Notes to the Balance Sheets.

1. Stock options by resolution of the Ordinary General Meeting of Shareholders on June 21, 2002

	As of March 31, 2004
Number of stock acquisition rights	3,250
Class of shares for stock acquisition rights	Common shares
Issue price of stock acquisition rights (¥)	None
Number of shares for stock acquisition rights	487,500
Payment on exercise of stock acquisition rights (¥)	2,988
Period for exercise of stock acquisition rights	July 31, 2004-July 30, 2006
Issue price for shares upon exercise of stock acquisition rights and appropriation to capital (¥)	Issue price: 2,988 Appropriated to capital: 1,494
Conditions for exercise of stock acquisition rights	As stipulated in the Stock Acquisition Rights Allocation Agreement agreed to by Sammy and directors and employees of Sammy who will be granted rights, based on resolutions of the Ordinary General Meeting of Shareholders and the Board of Directors.
Restrictions on the transfer of stock acquisition rights	Other than inheritance, no transfer, pledge or other change in the ownership of these stock acquisition rights is permitted.

(Notes) 1. The number of shares for stock acquisition rights is the number of stock acquisition rights approved by special resolution minus the invalid stock acquisition rights due to retirement of employees.

2. The number of shares for stock acquisition rights and the issue price have been adjusted to account for the 1.5-for-1 stock split conducted on February 27, 2004.

3. The number of shares for stock acquisition rights includes 337,500 shares for employees and 150,000 shares for directors and corporate auditors of subsidiaries.

2. Stock acquisition rights by shareholder allotment by resolution of the Board of Directors on December 26, 2002

	As of March 31, 2004
Number of stock acquisition rights	315,603
Class of shares for stock acquisition rights	Common shares
Issue price of stock acquisition rights (¥)	81
Number of shares for stock acquisition rights	473,404
Payment on exercise of stock acquisition rights (¥)	1,984
Period for exercise of stock acquisition rights	July 1, 2003-June 30, 2006
Issue price for shares upon exercise of stock acquisition rights and appropriation to capital (¥)	Issue price: 2,038 Appropriated to capital: 1,019
Conditions for exercise of stock acquisition rights	Recipients must exercise stock acquisition rights in lots of 100 shares. Where stock acquisition rights warrants are issued, all stock acquisition rights shall be exercised and no partial exercise of stock acquisition rights is possible.
Restrictions on the transfer of stock options	Recipients need the approval of the Board of Directors to transfer stock acquisition rights.

(Note) The number of shares for stock acquisition rights and the issue price have been adjusted to account for the 1.5-for-1 stock split conducted on February 27, 2004. Fractional shares have been omitted.

3. Stock options by resolution of the Ordinary General Meeting of Shareholders on June 26, 2003

	As of March 31, 2004
Number of stock acquisition rights	4,040
Class of shares for stock acquisition rights	Common shares
Issue price of stock acquisition rights (¥)	None
Number of shares for stock acquisition rights	606,000
Payment on exercise of stock acquisition rights (¥)	2,234
Period for exercise of stock acquisition rights	July 31, 2005-July 30, 2007
Issue price for shares upon exercise of stock acquisition rights and appropriation to capital (¥)	Issue price: 2,234 Appropriated to capital: 1,117
Conditions for exercise of stock acquisition rights	As stipulated in the Stock Acquisition Rights Allocation Agreement agreed to by Sammy and eligible persons of Sammy who will be granted rights, based on resolutions of the Ordinary General Meeting of Shareholders and the Board of Directors.
Restrictions on the transfer of stock acquisition rights	Other than inheritance, no transfer, pledge or other change in the ownership of these stock acquisition rights is permitted.

(Notes) 1. The number of shares for stock acquisition rights is the number of stock acquisition rights approved by special resolution minus the invalid stock acquisition rights due to retirement of employees.
2. The number of shares for stock acquisition rights and the issue price have been adjusted to account for the 1.5-for-1 stock split conducted on February 27, 2004.
3. The number of shares for stock acquisition rights includes 507,000 shares for employees, 45,000 shares for Sammy directors and corporate auditors, and 54,000 shares for directors and corporate auditors of subsidiaries.

4. Yen-denominated convertible bonds with stock acquisition rights by resolution of the Board of Directors on February 12, 2004

	As of March 31, 2004
Number of stock acquisition rights	40,000
Class of shares for stock acquisition rights	Common shares
Issue price of stock acquisition rights (¥)	None
Number of shares for stock acquisition rights	10,449,320
Payment on exercise of stock acquisition rights (¥)	3,828
Period for exercise of stock acquisition rights	March 17, 2004-February 17, 2009
Issue price for shares upon exercise of stock acquisition rights and appropriation to capital (¥)	Issue price: 3,828 Appropriated to capital: 1,914
Conditions for exercise of stock acquisition rights	No partial exercise of stock acquisition rights is permitted.
Restrictions on the transfer of stock acquisition rights	None

(Note) The balance of this bond is ¥40,000 million.

2) Stock Acquisition Rights Issued by Sammy with Favorable Conditions to Persons Other Than the Shareholders

1. Stock options by resolution of the Ordinary General Meeting of Shareholders on June 26, 2003

Number of stock acquisition rights	4,120
Class of shares for stock acquisition rights	Common shares
Issue price of stock acquisition rights (¥)	None
Number of shares for stock acquisition rights	618,000
Payment on exercise of stock acquisition rights (¥)	2,234
Period for exercise of stock acquisition rights	July 31, 2005-July 30, 2007
Issue price for shares upon exercise of stock acquisition rights and appropriation to capital (¥)	Issue price: 2,234 Appropriated to capital: 1,117
Conditions for exercise of stock acquisition rights	As stipulated in the Stock Option Agreement agreed to by Sammy and eligible persons who will be granted rights, based on resolutions of the Ordinary General Meeting of Shareholders and the Board of Directors.
Cancellation of stock acquisition rights and conditions	(1) When a resolution was adopted at the General Shareholders Meeting to approve the merger agreement pursuant to which Sammy is merged, or when a resolution at the General Shareholders Meeting to approve the stock swap agreement or stock transfer pursuant to which Sammy will become a wholly owned subsidiary, Sammy shall be entitled to cancel the stock acquisition rights without any consideration. (2) Sammy shall be entitled immediately to cancel all stock acquisition rights granted to the recipient without any consideration. (3) In addition to the above, Sammy may acquire the stock acquisition rights at any time to cancel them without any consideration.
Restrictions on the transfer of stock acquisition rights	Other than inheritance, no transfer, pledge or other change in the ownership of these stock acquisition rights is permitted.
Favorable conditions	Gratis

(Note) The number of shares for stock acquisition rights and the issue price have been adjusted to account for the 1.5-for-1 stock split conducted on February 27, 2004.

2. The name of the recipients (other than Sammy's employees, etc.) and the number of stock acquisition rights allotted

Position/Occupation	Name	Number of stock acquisition rights allotted
Sammy Director	Hajime Satomi	30
Sammy Director	Toru Katamoto	30
Sammy Director	Keishi Nakayama	30
Sammy Director	Kiyofumi Sakino	30
Sammy Director	Yoshiharu Suzuki	30
Sammy Director	Kenkichi Yoshida	30
Sammy Director	Takashi Hirayama	30
Sammy Auditor	Mamoru Makaya	30
Sammy Auditor	Ryoichi Arai	30
Sammy Auditor	Etsuo Sakai	30

3. The name of the recipients (Sammy's employees, etc.) and the number of stock acquisition rights allotted

Category	Name	Number of stock acquisition rights allotted	Category	Name	Number of stock acquisition rights allotted
Sammy Employee	Hideo Yoshizawa	50	Director of Sammy subsidiary	Takeo Ogino	30
Sammy Employee	Norihiko Harada	30	Director of Sammy subsidiary	Nobuhisa Yamada	30
Sammy Employee	Yoshitaka Kawamura	30	Director of Sammy subsidiary	Takashi Nishiyama	30
Sammy Employee	Masakazu Yoshino	30	Director of Sammy subsidiary	Sachiyo Hada	30
Sammy Employee	Takashi Komiya	30	Director of Sammy subsidiary	Masaaki Ohno	30
Sammy Employee	Norio Uchida	30	Director of Sammy subsidiary	Yoichiro Hibino	30
Sammy Employee	Katsuya Kondo	30	Director of Sammy subsidiary	Shinji Nomura	30
Sammy Employee	Toru Tsuji	30	Director of Sammy subsidiary	John Rowe	30
Sammy Employee	Kazuhiro Sumitani	30	Director of Sammy subsidiary	Ricardo L. Rochetti	30
Sammy Employee	Kazuhiko Hamada	30	Director of Sammy subsidiary	Tom Keil	30
Director of Sammy subsidiary	Kouji Tanizawa	30	Director of Sammy subsidiary	Jeremy Hubbell	30

4. Stock acquisition rights issued to Sammy's employees, etc.

Category	Sammy employees	Directors of Sammy subsidiaries	Auditors of Sammy subsidiaries	Employees of Sammy subsidiaries
Number of stock acquisition rights	3,460	360	–	–
Class of shares for stock acquisition rights	Common shares	Common shares	–	–
Number of shares for stock acquisition rights	519,000	54,000	–	–
Total number of recipients	277	12	–	–

(Note) The number of shares for stock acquisition rights and the issue price have been adjusted to account for the 1.5-for-1 stock split conducted on February 27, 2004.

(6) Employees

Number of employees (Change from end of previous year)	Average age	Average years of service
1,008 (increase of 90)	33.4	4.1

(7) Business Integration

1) Principal subsidiaries

Company	Capital	Voting rights (%)	Main business
RODEO Co., Ltd.	¥ 100 million	65.0	Development/manufacture/sales of pachislot machines
Shuko Electronics Co., Ltd.	¥ 495 million	87.2	Development/manufacture/sales of pachinko/pachislot attachments and accessories
Sammy Design Co., Ltd.	¥ 40 million	—	Planning/design/construction of pachinko halls
Nissho Inter Life Co., Ltd.	¥5,018 million	50.5	Planning/design/management/construction of displays and commercial facilities
Sammy Holding Co., Inc.	$ 14 million	100.0	Financial affairs/legal affairs/personnel/business strategy planning for overseas group companies
Sammy USA Corporation	$ 3 million	—	Sales of amusement arcade equipment and software
Sammy Europe Limited	£ 1 million	—	Sales of home videogame software; sales of amusement arcade equipment
Sammy Studios, Inc.	$ 6 million	—	Development/production/sales of home videogame software
RTzen, Inc.	$ 5 million	70.4	Development/sales of graphics software for game software development
Sammy Amusement Service Co., Ltd.	¥ 450 million	100.0	Amusement facility operation/support; rental of amusement equipment
SI ELECTRONICS, LTD.	¥ 244 million	85.7	Development/sales of LCD optical imaging system chips
Dimps Corporation	¥ 499 million	51.0	Development/sales of digital content
ALEGRIA CORPORATION	¥ 118 million	59.5	Planning/development/production/sales/operation of Internet content
IP4 Inc.	¥ 100 million	70.0	License management of merchandized characters
Underground Liberation Force Inc.	¥ 309 million	100.0	Planning/production/sales of master copies of record albums, others
Sammy Networks Co., Ltd.	¥ 206 million	80.2	Design/production of music-related content for mobile phones and Internet
APANDA Inc.	¥ 300 million	79.7	Development of commercial facilities, real estate leasing and related businesses
Japan Multimedia Services Corporation	¥ 835 million	50.9	Multimedia information and communication network services
Sammy Golf Entertainment	¥ 480 million	100.0	Operation and management of The North Country Golf Club

(Notes) 1. While not listed above, MAXBET Co., Ltd. and eAddress Corporation are also subsidiaries. The latter is a subsidiary of Sammy subsidiary Japan Multimedia Services Corporation, which holds voting rights of 66.6%.
2. Sammy Design Co., Ltd. is a wholly owned subsidiary of Sammy subsidiary Shuko Electronics Co., Ltd.
3. Sammy USA Corporation, Sammy Europe Limited, and Sammy Studios, Inc. are wholly owned subsidiaries of Sammy subsidiary Sammy Holding Co., Inc.
4. Quat Technology Inc., a subsidiary up through the previous fiscal year, was liquidated on March 31, 2004 following absorption of its operations by Sammy Corporation's R&D Control Office.
5. On April 29, 2004, MAXBET Co., Ltd. was renamed Sammy Rental Service Co., Ltd.

2) Progression of business integration

1. APANDA Inc. became a Sammy subsidiary following an allocation of new shares to a third party and purchase of shares on July 11, 2003.
2. Nissho Inter Life Co., Ltd became a subsidiary following the purchase of shares via tender offer on November 21, 2003.
3. Japan Multimedia Services Corporation became a subsidiary following an allocation of new shares to a third party and purchase of shares on December 25, 2003.

4. The North Country Golf Club Co., Ltd. was acquired by Sammy through an allocation of new shares to a third party on October 20, 2003. The name of Sammy was subsequently changed to Sammy Golf Entertainment.

3) Results of business integration

Consolidated net sales were ¥251,226 million, an increase of 51.5% compared with the previous year. Net income was ¥32,196 million, an increase of 39.6% compared with the previous year.

4) Other important change of Sammy Group

Sammy holds 25.3% of the voting rights of SEGA CORPORATION, which is an equity-method affiliate.

(8) Major Lendors

Creditor	Amount Borrowed (¥ millions)	Shares Held by Lendor	
		Number of shares	Voting rights (%)
UFJ Bank Limited	600	30,000	0.03
Sumitomo Mitsui Banking Corporation	400	—	—
Mizuho Bank, Ltd.	250	—	—
The Hokuriku Bank, Limited	150	—	—
The Mitsubishi Trust and Banking Corporation	150	—	—

(9) Directors and Corporate Auditors

Position	Name	Division/Major Responsibilities
President and Chief Executive Officer	Hajime Satomi	
Senior Managing Director	Toru Katamoto	Management of SP Sales Division/SP Business Control Office
Managing Director	Keishi Nakayama	Management of President's Office/Corporate Planning Division
Managing Director	Kiyofumi Sakino	Management of Audit Office/Division Manager, Administration Division
Managing Director	Yoshiharu Suzuki	Management of AM Sales & Marketing Division/ Senior Division Manger, AM NEWS Business Division
Director	Kenkichi Yoshida	Management of Production Division/Senior Division Manager R&D Control Office
Director	Takashi Hirayama	
Standing Corporate Auditor	Mamoru Makaya	
Standing Corporate Auditor	Ryoichi Arai	
Corporate Auditor	Etsuo Sakai	

(Notes) 1. Mamoru Makaya and Etsuo Sakai are outside corporate auditors as stipulated in Article 18, Section 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of *Kabushiki Kaisha*."

2. Sammy has introduced an executive officer system with the aim of achieving speedier management decision-making, enhancing monitoring functions for the execution of business activities, and bolstering the effectiveness of business execution. These executive officers are: Norihiko Harada, Production Division manager; Yoshitaka Kawamura, Senior Manager of SP Business Control Office; Masakazu Yoshino, temporarily tranferred to Shuko Electronics Co., Ltd.; Takashi Komiya, temporarily tranferred to RODEO Co., Ltd.; Norio Uchida, Division Manager of the PC R&D Division; Hideo Yoshizawa, Division Manager of the Planning Division; Katsuya Kondo, Division Manager of the SP Sales Division; and Kouichi Fukuzawa, Senior Division Manager of the President's Office. In addition to the aforementioned officers, President and Chief Executive Officer Hajime Satomi, managing directors Kiyofumi Sakino and Yoshiharu Suzuki, and Director Kenkichi Yoshida also serve concurrent posts as executive officers.

3. On April 1, 2004, changes to directors position and responsibilities were as follows:

Position	Name	Division/Major Responsibilities
Senior Managing Director	Keishi Nakayama	Management of President's Office
Managing Director	Kiyofumi Sakino	Management of Administration Division/Audit Office
Managing Director	Kenkichi Yoshida	Management of Production Division/Senior Division Manager R&D Control Office

㉒ Balance Sheet

(As of March 31, 2004)

(Unit: Millions of yen)

Item	Amount
Assets	
Current assets	173,871
Cash and deposits	53,158
Notes receivable	36,463
Accounts receivable-trade	46,534
Finished goods	1,898
Raw materials	14,205
Supplies	280
Advances	2,948
Prepaid expenses	677
Short-term loans	2,953
Accounts receivable-other	350
Deposit for lawsuit	5,000
Deferred tax assets	9,610
Others	289
Allowance for doubtful accounts	(459)
Non-current assets	102,405
Property, plant and equipment	17,495
Buildings	4,492
Structures	136
Machinery and equipment	2,283
Vehicles	12
Tools, furniture and fixtures	1,882
Land	2,922
Construction in progress	5,765
Intangible fixed assets	1,143
Software	1,075
Telephone rights	8
Others	59
Investments and other assets	83,766
Investment securities	64,889
Investments in subsidiaries	10,635
Investments in partnerships	743
Long-term loans	4,862
Long-term operating receivables	192
Long-term prepaid expenses	356
Time deposits	3,000
Lease deposits	1,494
Others	289
Allowance for doubtful accounts	(2,696)
Total assets	276,277

Item	Amount
Liabilities	
Current liabilities	96,613
Notes payable	29,966
Accounts payable-trade	18,539
Short-term bank loans	1,200
Current portion of long-term debt	600
Accounts payable-other	10,283
Income taxes payable	29,549
Accrued consumption tax, etc	1,884
Accrued liabilities	3,159
Advances received	105
Deposits received	60
Accrued employees' bonuses	1,233
Stock acquisition rights	25
Others	25
Non-current liabilities	63,136
Long-term debt, less current portion	600
Bonds payable	15,000
Bonds payable with stock acquisition rights	40,000
Deferred tax liabilities	2,877
Accrued retirement benefits for employees	1,001
Accrued retirement benefits for directors and corporate auditors	794
Long-term deposits received	2,863
Total liabilities	159,750
Shareholders' equity	
Common stock	15,374
Capital surplus	16,364
Additional paid-in capital	16,364
Retained earnings	90,278
Legal reserve	310
General reserve	55,185
Unappropriated retained earnings	34,782
Net unrealized holding gains or losses on securities available for sale	10,024
Treasury stock	(15,515)
Total shareholders' equity	116,526
Total liabilities and shareholders' equity	276,277

(Note) All amounts above are truncated after the million.

Statement of Income

Sammy (23)

(For the period from April 1, 2003 to March 31, 2004)

(Unit: Millions of yen)

Item	Amount	
Ordinary Income and Expenses		
Operating income		
Net sales		227,174
Operating expenses		
Cost of sales	106,579	
Selling, general and administrative expenses	47,898	154,477
Operating Income		72,696
Non-operating income and expenses		
Non-operating income		
Interest and dividends income	261	
Other non-operating income	215	476
Non-operating expenses		
Interest paid	178	
Bond issue expenses	641	
Exchange losses	140	
Sales discounts	358	
Other non-operating expenses	413	1,732
Ordinary Income		71,440
Extraordinary Income and Expenses		
Extraordinary income		
Gain on sales of fixed assets	7	
Gain on sale of business	169	
Gain on sales of investment securities	3	180
Extraordinary expenses		
Loss on disposal of fixed assets	209	
Loss on sales of investment securities	174	
Loss on evaluation of investments in subsidiaries	270	
Loss on evaluation of investments in partnerships	35	
Loss on liquidation of subsidiary	194	
Provision for doubtful accounts	2,496	
Others	6	3,387
Income before income taxes		68,233
Income taxes-current	41,000	
Income taxes-deferred	(7,632)	33,367
Net Income		34,866
Unappropriated retained earnings at the beginning of the year		1,916
Interim dividends paid		1,978
Loss on disposal of treasury stocks		21
Unappropriated retained earnings		34,782

(Note) All amounts above are truncated after the million.

Notes

1. Significant accounting policies

(1) Valuation of securities

Investments in subsidiaries and affiliates are stated at moving-average cost.

Other securities

Securities that have quoted market prices are stated at the market value based on market prices at the fiscal year-end and other factors. The difference between acquisition cost and market value is accounted for as net unrealized holding gains or losses on securities in shareholders' equity, with cost of sales determined by the moving average method.

Other securities without quoted market prices are stated at moving-average cost.

(2) Inventories are stated at cost determined by the average method.

(3) Depreciation of non-current assets

1. Tangible non-current assets

Depreciation is computed by the declining-balance method.

In addition, buildings (excluding attached equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method.

2. Intangible fixed assets

Amortization is computed by the straight-line method. For software for internal use, Sammy adopts the straight-line method based on a useful life of 5 years.

3. Long-term prepaid expenses

Amortization is computed by the straight-line method.

(4) Accounting for deferred assets

All expenses are expensed when incurred.

(5) Accounting for allowances

Allowance for doubtful accounts: The reserve for doubtful accounts is provided in an amount sufficient to cover possible losses estimated as a historical write-off ratio of bad debts for general receivables, with the addition of required amounts for doubtful accounts and bankrupt receivables based on a case-by-case assessment of the possibility of collection.

Accrued employees' bonuses: Accrued employee bonuses are provided based on the estimated amount to be paid.

Accrued retirement benefits for employees: The liability for retirement benefits is based on the estimated amount of benefit obligations and plan assets at the end of the fiscal year. Actuarial gains or losses are treated as a lump-sum expense in the following fiscal year.

Accrued retirement benefits for directors and corporate auditors: The amount of the reserve required at the end of the fiscal year for directors and corporate auditors' retirement benefits is based on company regulations. This allowance is stipulated under Article 43 of the Regulation for the Commercial Code.

(6) Accounting for lease transactions

Finance leases that do not transfer ownership to lessees are accounted for in the same manner as operating leases.

(7) Accounting method for consumption taxes

Consumption taxes are accounted using the net-of-tax method.

(8) Significant hedge accounting method
1. Hedge accounting method
The interest rate swap is treated as a special transaction.*
* Under special transactions, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.
2. Method and item of hedge
Hedge method . . . . Interest rate swap
Hedged item . . . . Interest on debts
3. Hedge policy
The sole purpose of interest swaps is to reduce risks associated with interest fluctuations. The interest rate swap is not used for speculative purposes.
4. Method of evaluating hedge effectiveness
Because the interest rate swap is treated as a special transaction, hedge effectiveness valuation is omitted.

2. Notes to Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: ¥5,117 million
(2) In addition to fixed assets listed on the balance sheet, significant fixed assets used on lease contracts included 301 vehicles for sales and 38 machines for R&D purposes.
(3) Subsidiaries' receivables/debts from subsidiaries
Short-term receivables from subsidiaries: ¥11,861 million
Long-term receivables from subsidiaries: ¥4,786 million
Short-term payables to subsidiaries: ¥3,895 million
(4) Liabilities for guarantees: ¥2,623 million
(5) The number of shares for stock acquisition rights, issue price, amount appropriated to capital and the issue period, pursuant to Article 280, Section 19 of the pre-revised Commercial Code of Japan are as follows:

1) Stock options by resolution of the Ordinary General Meeting of Shareholders on June 27, 2000

	As of March 31, 2004
Number of stock acquisition rights	—
Class of shares for stock acquisition rights	Common shares
Number of shares for stock acquisition rights	28,350
Payment on exercise price of stock acquisition rights (¥)	714
Period for exercise of stock acquisition rights	July 31, 2002-July 30, 2004
Issue price for shares upon exercise of stock acquisition rights and appropriation to capital (¥)	Issue price: 714 Appropriated to capital: 357
Conditions for exercise of stock acquisition rights	As stipulated in the Stock Option Agreement agreed to by Sammy and directors and employees of Sammy who will be granted rights, based on resolutions of the Ordinary General Meeting of Shareholders and the Board of Directors.
Restrictions on the transfer of stock acquisition rights	Other than inheritance, no transfer, pledge or other change in the ownership of these stock acquisition rights is permitted.

(Notes) 1. The number of shares for stock acquisition rights is the number of stock acquisition rights approved by special resolution minus the invalid stock acquisition rights due to retirement of employees and the number of shares already issued.
2. The number of shares for stock acquisition rights and the issue price have been adjusted to account for the 2-for-1 stock split conducted on November 20, 2000, a 2-for-1 stock split conducted on November 20, 2001, and a 1.5-for-1 stock split conducted on February 27, 2004.
3. The number of shares for stock acquisition rights is granted in its entirety to employees.

2) Stock options by resolution of the Ordinary General Meeting of Shareholders on June 22, 2001

	As of March 31, 2004
Number of stock acquisition rights	—
Class of shares for stock acquisition rights	Common shares
Number of shares for stock acquisition rights	489,000
Payment on exercise price of stock acquisition rights (¥)	2,830
Period for exercise of stock acquisition rights	July 31, 2003-July 30, 2005
Issue price for shares upon exercise of stock acquisition rights and appropriation to capital (¥)	Issue price: 2,830 Appropriated to capital: 1,415
Conditions for exercise of stock acquisition rights	As stipulated in the Stock Option Agreement agreed to by Sammy and directors and employees of Sammy who will be granted rights, based on resolutions of the Ordinary General Meeting of Shareholders and the Board of Directors.
Restrictions on the transfer of stock acquisition rights	Other than inheritance, no transfer, pledge or other change in the ownership of these stock acquisition rights is permitted.

(Notes) 1. The number of shares for stock acquisition rights is the number of stock acquisition rights approved by special resolution minus the invalid stock acquisition rights due to retirement of employees and the number of shares already issued.
2. The number of shares for stock acquisition rights and the issue price have been adjusted to account for the 2-for-1 stock split conducted on November 20, 2001, and a 1.5-for-1 stock split conducted on February 27, 2004.
3. The number of shares for stock acquisition rights includes 60,000 shares for directors and 429,000 shares for employees.

(6) Net assets within the definition of Article 93 of the Regulation for the Commercial Code: ¥10,024 million

(7) Total number and type of shares issued and outstanding at the fiscal year-end: total number and type of treasury stock held at the fiscal year-end

Shares issued and outstanding	87,500,718 common shares
Treasury stock	6,572,839 common shares

(8) Financial statements as of March 31, 2004 have been prepared based on the revised Regulation for the Commercial Code.

3. Notes to Statement of Income

(1) Transactions with subsidiaries

Net sales	¥31,093 million
Purchases	¥ 3,155 million
SG&A expenses	¥ 2,818 million
Non-operating transactions	¥ 539 million

(2) Net income per share ¥460.89

Proposal for Appropriation of Retained Earnings

(Unit: Yen)

Item	Amount
I Unappropriated retained earnings at the end of the year	34,782,846,709
II Appropriation	
Dividends (¥40 per share) (¥10 per share–commemorative dividend concerning big hit of *Hokuto no ken*–)	4,046,393,950
Directors' bonus (Including corporate auditors' bonus of ¥10,000,000)	400,000,000
III Retained earnings to be carried forward	30,336,452,759

(Notes) 1. To calculate dividends, the number of shares held by Sammy as treasury stock totaling 6,572,639 shares were deducted.
2. An interim dividend payment totaling ¥1,976,606,240 (¥40 per share before stock split) was paid on December 5, 2003.

㉘ Report of Independent Public Accountant: (Copy)

Report of Independent Public Accountant

May 6, 2004

To the Board of Directors of
Sammy Corporation

KPMG AZSA & Co.

Shigeru Iwamoto (Seal)
Representative Partner
Certified Public Accountant
Mitsuyoshi Koguchi (Seal)
Representative and Engagement Partner
Certified Public Accountant
Yuichi Yamada (Seal)
Representative and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of retained earnings, and its supporting schedules (limited to accounting matters) of Sammy Corporation for the 29th business year from April 1, 2003 to March 31, 2004 in accordance with Article 2, Section 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of *Kabushiki Kaisha*." With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(3) The proposal for appropriation of retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report

We, the Board of Corporate Auditors of the Company, deliberated on the performance by Directors of their duties during the 29th fiscal year from April 1, 2003 to March 31, 2004, on the basis of each Corporate Auditor's report on his method and results of audit thereof. As a result, we hereby report as follows:

1. Method of Audit by Corporate Auditors in Outline

   Each Corporate Auditor, in accordance with the audit policy and the assignment of work, etc., as determined by the Board of Corporate Auditors, attended meeting of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company. We also received business operations and financial positions of the subsidiaries from directors in change of each subsidiary. In addition, we required the Company's Accounting Auditors to render reports on their audit and examined the financial statements and the supporting schedules.

   With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, offering of advantage by the Company for no consideration, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of treasury stock etc., we, in addition to the aforementioned method of audit, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of Audit

   We are of the opinion:

   (1) That the method and results of the audit made by the Company's Accounting Auditors, KPMG AZSA & Co. are proper;

   (2) That the business report fairy presents the state of the Company in accordance with the law, regulations and the Articles of Incorporation;

   (3) That the proposition relating to the appropriation of retained eamings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

   (4) That the supporting schedules fairly present the matters to be stated therein and contain nothing to be pointed out;and

   (5) That in connection with the performance by Directors of their duties, including the subsidiaries' affairs, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.

   With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, offering of advantage by the Company for no consideration, transaction not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of treasury stock etc., we find no breach by Directors of their duties.

May 12, 2004

Board of Corporate Auditors, Sammy Corporation
Mamoru Makaya, (Standing) Corporate Auditor
Ryoichi Arai, (Standing) Corporate Auditor
Etsuo Sakai, Corporate Auditor

Note: Mr. Mamoru Makaya and Mr. Etsuo Sakai are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha."

(Reference)

30 Consolidated Financial Highlights

Item \ Fiscal year	FY2001 (Apr. 1, 2000 to Mar. 31, 2001)	FY2002 (Apr. 1, 2001 to Mar. 31, 2002)	FY2003 (Apr. 1, 2002 to Mar. 31, 2003)	FY2004 (Apr. 1, 2003 to Mar. 31, 2004)
Net sales (¥ million)	78,275	164,293	165,774	251,226
Ordinary income (¥ million)	19,759	53,768	51,020	68,330
Net income (¥ million)	10,748	23,906	23,066	32,196
Net income per share (¥)	423.98	452.44	436.79	424.68
Total assets (¥ million)	78,694	126,803	112,873	299,272
Shareholders' equity (¥ million)	29,122	57,370	65,428	112,987

(Notes) 1. The amounts above are rounded down to the nearest million yen.
2. Net income per share is calculated on the basis of the average number of shares issued during the period.

Net sales



(¥ million)
300,000
240,000
180,000
120,000
60,000
0
FY01
FY02
FY03
FY04

Ordinary income



(¥ million)
80,000
60,000
40,000
20,000
0
FY01
FY02
FY03
FY04

Net income



(¥ million)
35,000
28,000
21,000
14,000
7,000
FY01
FY02
FY03
FY04

Condensed Consolidated Balance Sheets

(¥ million)

Item	FY2004	FY2003	Item	FY2004	FY2003
(Assets)			(Liabilities)		
I. Current assets	200,081	84,705	I. Current liabilities	113,042	39,391
			II. Non-current liabilities	68,360	6,938
			Total Liabilities	181,403	46,330
II. Non-current assets	99,191	28,168	(Minority interests)		
			Minority interests	4,882	1,114
Property, plant and equipment	22,999	12,927	(Shareholders' Equity)		
			I. Common stock	15,374	8,017
			II. Capital surplus	16,364	9,011
Intangible fixed assets	3,727	3,666	III. Retained earnings	86,378	60,023
			IV. Net unrealized holding gains or losses on securities available for sale as compared with previous year	10,352	562
Investments and other assets	72,464	11,574	V. Foreign currency translation adjustments	32	19
			VI. Treasury stock	(15,515)	(12,205)
			Total Shareholders' Equity	112,987	65,428
Total Assets	299,272	112,873	Total Liabilities, Minority Interests and Shareholders' Equity	299,272	112,873

Current assets rose substantially as compared with the previous year. This was attributable to an increase in cash and deposits, and trade notes and accounts receivable stemming from the runaway success of the *Hokuto No Ken* pachislot machine at the fiscal year-end. This was also responsible for an increase in current liabilities (trade notes and accounts payable).

Property, plant and equipment increased due to the start of the commercial facility development business.

Investment securities rose sharply, mainly due to the purchase of stock in SEGA CORPORATION.

Non-current liabilities increased due to the issue of ¥40.0 billion in corporate bonds with stock acquisition rights and others.

Condensed Consolidated Statements of Income

(¥ million)

Item	FY2004	FY2003
Net sales	251,226	165,774
Gross profit	127,488	92,964
Operating income	71,676	51,709
Ordinary income	68,330	51,020
Net income	32,196	23,066

Sammy recorded sales of ¥251,226 million, up 51.5% from the previous year, and net income of ¥32,196 million, 39.6% higher. This was the result of record unit sales of both pachislot and pachinko machines due to the overwhelming success of the pachislot machine *Hokuto No Ken* and stable growth in sales of pachinko machines. Newly consolidated Nissho Inter Life Co., Ltd. also contributed to performance from December.

Segment Information

(¥ million)

Item	Pachislot / Pachinko	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales and Operating income							
Net sales							
(1) Outside customers	226,624	7,779	4,864	11,958	251,226	—	251,226
(2) Inter-segment and transfer	70	2	321	65	460	(460)	—
Total	226,695	7,782	5,185	12,023	251,687	(460)	251,226
Operating expenses	142,097	9,433	10,234	12,475	174,240	5,309	179,550
Operating income (loss)	84,597	(1,651)	(5,048)	(451)	77,447	(5,770)	71,676

In the pachislot and pachinko business, revenues and earnings were up sharply as operating income rose 39.4% year on year to ¥84,597 million, on sales of ¥226,624 million, up 52.0%. Both figures were record highs. This robust performance largely stemmed from the astounding success of the *Hokuto No Ken* pachislot machine, the bestselling machine in the history of the pachislot industry, and strong sales of Sammy's *CR-MOJYUOH*, the Group's bestselling pachinko machine thus far.

In amusement arcade equipment, Sammy witnessed healthy growth in the mainstay *REVOLUTION II* series of pachislot and pachinko machines specially redesigned for use in amusement arcades, and in its *Kids'* Series of token-based medal game machines for children. Sammy's amusement arcade machine *ATOMISWAVE* also went on sale worldwide. These factors drove sales 23.6% higher to ¥7,779 million. However, increased R&D costs mainly for dedicated *ATOMISWAVE* software resulted in an operating loss of ¥1,651 million.

In home videogame software, Sammy launched three titles in its popular *Jissen Pachislot Hisshoho!* series of pachislot simulations, and released new titles in its first foray into the action game genre. Despite these actions, lingering weakness in the domestic market and one less consolidated subsidiary compared with the previous fiscal year dragged sales down 36.7% to ¥4,864 million. Increased R&D expenditures, mainly by overseas subsidiaries for the creation of original software, higher advertising costs and other expenses resulted in an operating loss of ¥5,048 million.

In other businesses, sales in amusement facilities were brisk as Sammy opened three new facilities and took full advantage of local characteristics and the customer base at new and existing facilities. In content for mobile phones, synergies between mobile pachislot sites and Sammy's pachinko and pachislot businesses sparked substantial growth in the subscriber base. These factors, combined with the contribution to performance of newly consolidated subsidiaries, caused sales to surge 339.8% higher year on year to ¥11,958 million. However, a subsequent increase in the amortization of goodwill and other expenses resulted in an operating loss of ¥451 million.

Condensed Consolidated Statements of Cash Flows

Sammy

(¥ million)

Item	FY2004	FY2003
Cash flows from operating activities	36,581	31,645
Cash flows from investing activities	(57,368)	(9,284)
Cash flows from financing activities	61,128	(18,201)
Effect of exchange rate changes on cash and cash equivalents	(70)	(126)
Increase in cash and cash equivalents	40,270	4,031
Balance of cash and cash equivalents at beginning of period	26,567	22,535
Balance of cash and cash equivalents at end of period	66,838	26,567

Cash flow statements

Cash and cash equivalents were ¥66,838 million, or ¥40,270 million higher year on year.

Cash flows from operating activities

Operating activities provided net cash of ¥36,581 million, or ¥4,936 million more than in the previous year. This result was largely due to a ¥21,353 million increase in income before income taxes, combined with an increase in purchasing liabilities and a decrease in income taxes paid. Partially offsetting these was a temporary increase in accounts receivable accompanying substantially higher sales.

Cash flows from investing activities

Investing activities used net cash of ¥57,368 million, or ¥48,083 million more than the previous year. This was largely attributed to increases in the acquisition of stock in affiliated companies and property, plant and equipment related to the commercial facility development business.

Cash flows from financing activities

Financing activities provided net cash of ¥61,128 million, or ¥79,330 million more than in the previous year. This was primarily due to a sharp increase in proceeds from the issuance of shares and corporate bonds, as well as lower payments for the purchase of treasury stock.

Topics at Sammy

April 1, 2003 to March 31, 2004

2003

April

Sales launched for *ATOMISWAVE*, Sammy's new arcade game machine platform

May

Announcement and presentation of full-year business results for FY2003

Sammy exhibited at *E3 2003*
Sammy sponsored an exhibit at the Electronic Entertainment Expo (E3), the world's largest tradeshow for the computer gaming industry held in the United States.

June

Ordinary General Meeting of Shareholders for FY2003

Slotter Kintaro RX pachislot machine went on sale

July

APANDA Inc. made a subsidiary
APANDA, an expert in the planning and development, operation and maintenance of commercial facilities, became a Sammy subsidiary.

FY2004 first-quarter results announced

August

King Camel pachislot machine launched



©Sammy

September

Sammy exhibited at 41st Annual Amusement Machine Show

September

Sammy exhibited at Tokyo Game Show 2003



Visit to Sammy by overseas investors

Track and field team took part in the 30th Annual Berlin Marathon
Sammy marathoners Yasuko Hashimoto and Fumi Murata took first and seventh place honors, respectively, among female runners in the 2003 Berlin Marathon.

October

Sammy Golf Entertainment, Inc. (formerly The North Country Golf Club) made a subsidiary

Hokuto No Ken pachislot machine went on sale

CR City Hunter series pachinko machine launched

November

Nissho Inter Life Co., Ltd. made a subsidiary
Nissho Inter Life, a company with a proven track record in interior construction for commercial facilities, became a Sammy subsidiary.

FY2004 interim results announced

CR Sonic series pachinko machine launched



©SEGA / SONICTEAM
©Sammy

December

Japan Multimedia Services Corporation made a subsidiary

This move will allow Sammy to improve customer support and other back-office support as it looks to step up activities in the network game business.

Telemarketing expert Japan Multimedia Services joined the ranks as a Sammy subsidiary.

Announced the purchase of shares in SEGA CORPORATION, making it an equity-method affiliate.

SPY FICTION launched for the PS2



©Sammy / ACCESS GAMES INC. 2003

2004

January

Agreed on business tie-up with IGT

Sammy entered into agreement with International Game Technology (IGT), the world's leading slot-machine manufacturer, laying the groundwork for cooperative business ties in pachislot production.

FY2004 third-quarter results announced

CR-MOJYUOH series pachinko machine went on sale

SEVEN SAMURAI 20XX launched for the PS2

February

Special dividend for shareholders announced as *Hokuto No Ken* orders reach 300,000 units

February

Announcement of yen-denominated convertible bonds with stock acquisition rights due in 2009

Sammy announced the issuance of a total of ¥40.0 billion in yen-denominated convertible bonds with stock acquisition rights with maturity in 2009 on the London Stock Exchange.

Sammy exhibited at AOU2004 Amusement Expo

CR Rikidozan series pachinko machine went on sale

Sales launch of *Gamera High Grade Vision* pachislot machine


GAMERA

©Kadokawa-Daiei Pictures Inc.
©1999 Kadokawa-Daiei Pictures Inc.TNHN

March

Upward revision of non-consolidated full-year forecasts announced

Robust performance in the pachislot and pachinko business led Sammy to upwardly revise its non-consolidated operating forecasts.

Track and field team took part in 2004 Nagoya International Women's Marathon

Sammy marathoners Fumi Murata and Yasuko Hashimoto earned 5th and 12th place, respectively, in the 2004 Nagoya International Women's Marathon.

Hokuto No Ken—a Major Hit

About the *Hokuto No Ken* pachislot machine

Launched in October 2003, *Hokuto No Ken* (Fist of the North Star) is based on the wildly popular comic book of the same name. Built with an emphasis on entertainment value, this machine is equipped with an innovative "Battle Bonus" system. *Hokuto No Ken* started winning high marks from pachislot fans for its superior game play the moment it was installed in pachislot and pachinko halls across Japan. To date, more than 550,000 units have been sold, making *Hokuto No Ken* far and away the bestselling pachislot machine in the industry's history. Sammy is taking the success of *Hokuto No Ken* to different platforms, with versions of this pachislot hit for the PlayStation2 and mobile phones also performing extremely well.

Four different designs of the machine


KENSHIRO


RAOH


BATTLE


YURIA

©Sammy

Capturing Synergies on Different Platforms





After a record-breaking run of orders for the *Hokuto No Ken* pachislot machine, *Jissen Pachislot Hisshoho! Hokuto No Ken* has finally arrived. Now fans can relive the excitement of this hit from the pachislot hall on the PlayStation2.

Jissen Pachislot Hisshoho! Hokuto No Ken is fully compatible with both regular and mini *Jissen Pachislot Hisshoho!* controllers (sold separately), enabling players to immerse themselves in an experience rivaling that of an actual pachislot hall.

Price: ¥3,990 (Regular version, tax included)
¥8,279 (Limited-edition version, tax included)

Compatible peripherals:
Jissen Pachislot Hisshoho! controller
Jissen Pachislot Hisshoho! mini controller

©Buronson, Tetsuo Hara
©Sammy

"PS" and "PlayStation" are registered trademarks of Sony Computer Entertainment Inc.

Sammy 777 Town

Sammy's Most Popular Machines Now Available for Mobile Application Platforms

Revisit the excitement on your mobile phone! *Sammy 777 Town* features a full line of downloadable ring tones, standby screens and voices from some of Sammy's biggest hits over the years, as well as information on the latest machine varieties.



©Buronson, Tetsuo Hara.
©Sammy / Sammy NetWorks



King Camel
©Sammy

King Camel pachislot machine (Launched August 2003)

The first product from Sammy's 3 "D" Project, *King Camel*, not only shatters conventional thinking on pachislot machines by offering greater entertainment value and game play, but features the Dream Reel, the world's first reel capable of an unprecedented range of motion, including reverse spin.



CR-MOJYUOH
©Sammy

CR-MOJYUOH pachinko machine (Launched January 2004)

Sammy's smash hit pachislot machines *JYUOH* and *MOJYUOH* have migrated to the pachinko genre with *CR-MOJYUOH*. With features including a large LCD screen and the ability to select the desired mode of game play, this machine brings a new level of excitement to pachinko fans.



CR Rikidozan
©RIKI Enterprise
©Sammy

CR Rikidozan pachinko machine (Launched February 2004)

Legendary pro wrestler Rikidozan has body slammed his way into the pachinko machine format. In *CR Rikidozan*, Sammy has replaced the traditional jackpot interface with scenes of Rikidozan facing off against an opponent. With this groundbreaking system, players hit the jackpot if Rikidozan can hold his opponent on the mat for a count of three.

Amusement arcade machine *ATOMISWAVE* (Launched April 2003)

This revolutionary arcade machine greatly simplifies game software replacement and is compatible with a wide range of peripheral devices. In December 2003, Sammy rolled out *AW-NET*, a network gaming service for *ATOMISWAVE*.



©Sammy
©ARC SYSTEM WORKS Co., Ltd.



ATOMISWAVE



SEVEN SAMURAI 20XX for the PlayStation2 (Launched January 2004)

Sammy has adapted and converted the late Akira Kurosawa's masterpiece, "Seven Samurai," into a futuristic, cinematic action game.

©Sammy / Dimps Corporation 2004
©KUROSAWA PRODUCTION Inc. / Character concept by Moebius / Opening & Ending Theme Music by Ryuichi Sakamoto

Grand Opening of *Sammy Ebisu Plaza*



On July 2, 2004, Sammy is scheduled to open *Sammy Ebisu Plaza*, a comprehensive entertainment facility that combines a shopping mall, theme park, and Sammy Group amusement center, in Dotonbori, Osaka.

Sammy Ebisu Plaza Floor Plan

Floor	Business	Overview
5F-7F	Dotonbori Gokuraku Shotengai (shopping mall theme park)	This theme park features about 50 shops, including famous eateries and pubs—built around the concept of using food to introduce people to the charm of Osaka.
4F	aria blu OSAKA (private diner and karaoke rooms)	A diner and karaoke spot that features private rooms, each uniquely designed.
3F	TOTAL Workout Ebisubashi (training gym)	Fully equipped fitness gym designed by fitness expert Kevin Yamazaki.
1F-2F	Sammy's Reguno Dotonbori (large-scale amusement center)	A large-scale amusement facility with a "near future" theme designed by Sammy Amusement Service Co., Ltd., a Sammy Group company.
1F	The Glico Ya (variety shop)	Limited-edition candies and original merchandise from Glico.




To Umeda
Midosuji Ave.
Sakaisuji Ave.
Suemon-cho
KIRIN PLAZA OSAKA
Dotonbori rv.
Dotonbori Ave.
Kuidaore doll
KADOZA
Dotonbori Toei Theater
Sammy Ebisu Plaza
The Dotonbori Gokuraku Shotengai
1-8-22 Dotonbori, Chuo-ku, Osaka
AM PM
Minami OS Plaza
Nanba Sta.
Subway Sennichimae Line
Nihon-bashi Sta.
Hanshin Exp. Way

Conceptual drawings of the Dotonbori Gokuraku Shotengai

Launch of the Sammy Group Website

Introduction to the Sammy Group Site

Sammy invites you to visit its newly created *Sammy Group Site*, a comprehensive source of information on products and investor relations from companies across the Sammy Group. Sammy views this website, which features the latest corporate and IR data, as a means of actively releasing information to the public regarding its activities.

Sammy Group Site Areas

The Sammy Group

A basic introduction to the companies comprising the Sammy Group

Topics

Product and corporate information on Sammy Group companies

Group IR

Stock information and IR releases for listed Sammy Group companies

More content will be posted on the *Sammy Group Site* as it becomes available.

To visit the *Sammy Group Site*, point your browser to the following

URL:
http://group.sammy.co.jp



40 Live Webcast of the General Meeting of Shareholders

On June 25, 2004, Sammy plans to broadcast its General Meeting of Shareholders live on the "Investor's Guide" section of Sammy's IR website. Those shareholders able to view this webcast are encouraged to do so. Please consult the "Investor's Guide" section of the website for more information on how to view this webcast.

Access ID and Password

A special access ID and password are required to view the webcast. The access ID is located on the lower right hand side of the Execution of Voting Rights form (see illustration). The password is the shareholder's 7-digit zip code found on the same document. Shareholders whose address has changed since April 1, 2004 should also use the 7-digit zip code printed on the Execution of Voting Rights form when attempting to view the webcast.

* Japanese language only


Password
Access ID

Investor's Guide—Sammy's IR Homepage

Sammy's IR homepage, "Investor's Guide," is provided specifically for investors. The site is filled with official releases from Sammy, as well as IR information from Sammy's various presentations and information meetings. Viewers can also see videos of the production of pachislot and pachinko machines at Sammy's Kawagoe Factory by accessing the "Virtual Factory Tour" section of the site. Contents are constantly updated, so be sure to check the site regularly for the latest information.

Sammy's Investor's Guide
URL http://ir.sammy.co.jp



Joint press conference on business combination of Sammy and SEGA

Top page





Virtual Factory Tour

Results of Shareholder Survey

Sammy

A large number of shareholders responded to the survey in Sammy's Interim Business Report. The results of the survey are listed below.

1. How many shares do you hold?

Shares held	(%)
100 shares	20.3
More than 200 shares	42.5
More than 500 shares	17.2
More than 1,000 shares	20.0



2. How many years have you held shares in Sammy?

Number of years	(%)
Less than six months	5.6
Less than one year	13.3
Less than two years	24.0
More than two years	57.1



3. How do you plan to manage your shares?

Management of shares held	(%)
Hold over the long term	55.3
Purchase more shares	39.9
Sell shares	4.8



Other answers were available

4. What is your impression of Sammy?

	(%)
Warm, friendly	9.6
Energetic	28.2
Unique	14.9
Technologically strong	30.7
Approachable	6.5
Unsound	3.2
Not sure	2.7
Other	4.1



Other answers were available

Shareholder Memo

Fiscal year-end:	Mar. 31 of each year
Ordinary General Meeting of Shareholders:	June of each year
Shareholder fixed record date:	(Dividend allocation) Mar. 31 (Sep. 30 in the case of interim dividends) Public announcement made for other required dates
Transfer agent:	UFJ Trust Bank Limited 1-4-3, Marunouchi Chiyoda-ku, Tokyo 100-0005
Administration Office Securities Agent Dept.	UFJ Trust Bank Limited 7-10-11, Higashisuna, Koto-ku Tokyo 137-8081 TEL:+81-3-5683-5111 (Rotary group #)
Agency of above:	Any branch of UFJ Trust Bank Limited
Unit stock:	100 shares
Newspaper of record:	Nihon Keizai Shimbun

Sammy

23-3, Higashi-Ikebukuro 2-chome,
Toshima-ku, Tokyo 170-8436, Japan
TEL: +81-3-5960-3790
E-mail: ir@info.mail.sammy.co.jp
URL: http://ir.sammy.co.jp

Printed in Japan

SIRRE0010406